Form 10-K, Exhibit 13
period 1995-12-31
MARKET FACTS INC
filed 1996-03-20
CIK 62465

                                                                      EXHIBIT 13

Selected Financial Data


                                  1991         1992*         1993         1994          1995
------------------------------------------------------------------------------------------------
Revenue                        $39,681,469  $40,718,225   $45,609,073  $55,483,032   $64,608,724
------------------------------------------------------------------------------------------------
Income from operations         $ 1,411,897  $   306,109   $ 2,662,481  $ 3,294,736   $ 5,194,779
------------------------------------------------------------------------------------------------
Net income (loss) available
 to stockholders               $   797,177  $  (436,808)  $ 1,074,352  $ 1,434,167   $ 2,226,119
------------------------------------------------------------------------------------------------
Weighted average common
 and common equivalent
 shares outstanding              1,683,699    1,693,839     1,752,173    1,892,825     1,942,206
Earnings per share             $       .47  $      (.26)  $       .61  $       .76   $      1.15
------------------------------------------------------------------------------------------------
Total assets                   $27,765,738  $27,449,730   $27,974,494  $31,681,983   $34,376,637
------------------------------------------------------------------------------------------------
Long-term obligations          $11,041,845  $10,935,854   $10,931,573  $11,523,178   $11,163,037
------------------------------------------------------------------------------------------------
Cash dividends declared        $       .29  $       .20   $       .22  $       .29   $       .38
------------------------------------------------------------------------------------------------

*Effective January 1, 1992, the Company adopted Statement of Financial
 Accounting Standards No. 109 and has reported the cumulative effect of that change in the method of accounting for income taxes in the 1992 consolidated statement of earnings.



DIVIDENDS &

Market Price Statistics

               DIVIDENDS DECLARED        MARKET PRICE STATISTICS*
---------------------------------------------------------------------
                                         1994             1995
                 1994      1995      High      Low     HIGH     LOW
---------------------------------------------------------------------
4th Quarter    8 cents   10 cents     8       7 1/4   14 1/2   12 1/2
3rd Quarter    7 cents   10 cents     8 1/4   7 1/4   15       10
2nd Quarter    7 cents   10 cents     9       7 1/2   11        7 1/2
1st Quarter    7 cents    8 cents    11       6 1/2    8 1/4    7 1/4

As of February 20, 1996, there were approximately 896 holders of record of Market Facts, Inc. common stock.

*Market Facts, Inc. common stock trades on The Nasdaq Stock Market under the symbol MFAC.

management's discussion and analysis of




Financial Condition and results of operations



LIQUIDITY AND CAPITAL RESOURCES

  During 1995, cash and cash equivalents increased by $2,618,948 primarily due to net cash provided by operations of $4,800,471 and proceeds from the exercise of stock options of $676,605. These sources of cash were partially offset by purchases of property of $1,570,259, payment of dividends of $721,784, payment of the second installment for the acquisition of Market Facts of Canada, Ltd.
(MFCL) of $339,127 and a reduction in obligations under capital leases and long-term debt of $323,719.
  The Company's ratio of current assets to current liabilities was 1.5 to 1 at the end of 1995 compared with 1.3 to 1 at the end of 1994. The improvement in the ratio is primarily attributable to the increase in cash and cash equivalents and a reduction in net billings in excess of revenue earned on contracts in progress due to less timely billings. This is partially offset by an increase in accrued expenses due primarily to higher year end accruals for compensation, contributions to employee benefit plans and liabilities to vendors.
  Stockholders' equity increased by $2,303,622 primarily due to current year net income of $2,226,119 and proceeds from the exercise of stock options of $676,605, partially offset by the payment of dividends of $721,784.
  In April 1994, the Company acquired the remaining 50% of the issued and outstanding shares of common stock of MFCL. The purchase price was $1,017,380, payable in three equal installments. The first two installments were paid in 1994 and 1995 with the remaining installment due at the end of 1996.
  The Company maintains established bank lines of credit which increased from $4,000,000 to $7,000,000 during 1995. There were no borrowings outstanding from these lines of credit at December 31, 1995 or 1994.
 The Company's principal sources of cash flow are provided by operating activities and borrowings under its lines of credit. The Company believes that cash flow from operations, its ability to secure additional leases and borrowings available from its lines of credit will be adequate to fund both short-term and long-term investing and financing activities and growth for the foreseeable future.


RESULTS OF OPERATIONS: COMPARISON OF 1995 TO 1994

  The Company had revenue of $64,608,724 during 1995, an increase of 16.4% over 1994. The growth in revenue was due primarily to higher levels of utilization of research products and services that are proprietary to the Company and the acquisition of MFCL.
  Gross margin for 1995 was $28,295,407, an increase of 12.1% over 1994. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 43.8% in 1995 compared to 45.5% in 1994. The decline in the gross margin percentage is primarily attributable to two factors. First, the Company is allocating a greater share of internal operating costs directly to client research projects, and second, the Company has experienced growth in certain types of business which yield lower gross margin percentages but which require only a minimal increase in operating expenses.
  Operating expenses for 1995 rose by $1,160,683, an increase of 5.3% compared to 1994. These results are due primarily to the increased level of business activity, higher payroll expenses and the acquisition of MFCL, partially offset by greater internal operating costs being allocated to client research projects. However, operating expenses as a percentage of revenue were 35.8% in 1995 compared to 39.5% during 1994 primarily as a result of greater internal operating costs being allocated to client research projects.

  The 1995 provision for income taxes reflects an effective tax rate of 47.2% versus 33.5% in 1994. The increase in the effective tax rate is primarily due to the elimination in 1994 of the valuation allowance for state deferred tax assets of $254,107 and higher foreign, state and local income taxes.
  Net income for 1995 was $2,226,119 or 3.4% of revenue compared with $1,434,167 and 2.6% of revenue in 1994.


RESULTS OF OPERATIONS: COMPARISON OF 1994 TO 1993

  The Company had revenue of $55,483,032 during 1994, an increase of 21.6% over 1993. The growth in revenue was due primarily to higher levels of utilization of research products and services that are proprietary to the Company and the acquisition of MFCL.
  Gross margin for 1994 was $25,234,681, an increase of 18.6% over 1993. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 45.5% in 1994 compared to 46.7% in 1993. The decline in the gross margin percentage is primarily attributable to two factors. First, the Company is allocating a greater share of internal operating costs directly to client research projects and second, the Company has experienced growth in certain types of business which yield lower gross margin percentages but which require only a minimal increase in operating expenses.
  Operating expenses for 1994 rose by $3,317,793, an increase of 17.8% compared to 1993. These results are due primarily to increased payroll expenses, continuing investments in new technologies, expansion of the Consumer Mail Panel and the acquisition of MFCL, partially offset by the change in allocation of internal operating costs to client research projects. Operating expenses as a percentage of revenue were 39.5% in 1994 compared to 40.8% during 1993.
  The 1994 income tax provision reflects the elimination of the valuation allowance for state deferred tax assets of $254,107, resulting in an effective income tax rate of 33.5%.
  Net income for 1994 was $1,434,167 or 2.6% of revenue compared with $1,074,352 and 2.4% of revenue in 1993.


IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

  Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" was issued in March 1995 and is effective for fiscal years beginning after December 15, 1995.
  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation Plans" was issued in October 1995. The Statement is effective for fiscal years beginning after December 15, 1995. As allowed by the new Statement, the Company plans to continue to use Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" in accounting for its stock options. Certain pro forma and other information will be disclosed as if the Company had measured compensation costs in a manner consistent with the new Statement.
  Management has reviewed these Statements and expects that their provisions will not have a material adverse effect upon the financial condition or results of operations of the Company.

================================================================================

CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                     1995           1994
                                                                  -----------   -----------
CURRENT ASSETS:
 Cash and cash equivalents                                        $ 3,530,157   $   911,209
 Bank certificate of deposit                                           50,000        50,000
 Accounts receivable:
   Trade, less allowance for doubtful accounts of
    $838,203 and $668,805 in 1995 and 1994, respectively            9,547,035     9,433,470
   Other                                                                6,200       128,232
 Notes receivable                                                      79,214        59,037
 Revenue earned on contracts in progress in excess of billings      2,889,027     2,394,591
 Current portion of deferred income taxes                             747,314       624,578
 Prepaid expenses and other assets                                    309,954       435,723
-------------------------------------------------------------------------------------------
       Total Current Assets                                       $17,158,901   $14,036,840
-------------------------------------------------------------------------------------------
OTHER ASSETS:
 Goodwill, net of accumulated amortization                        $   557,568   $   599,386
 Mail panel acquired, net of accumulated amortization                 101,587       182,857
-------------------------------------------------------------------------------------------
       Total Other Assets                                         $   659,155   $   782,243
-------------------------------------------------------------------------------------------

PROPERTY, AT COST:
 Land                                                             $ 1,221,459   $ 1,221,459
 Building and building improvements                                12,544,681    12,436,819
 Computer and office equipment                                      7,777,869     6,641,992
 Furniture and fixtures                                             2,906,981     2,539,410
 Leasehold improvements                                             1,318,176     1,264,567
 Vehicles                                                             313,881       435,115
-------------------------------------------------------------------------------------------
                                                                  $26,083,047   $24,539,362
 Less accumulated depreciation and amortization                    (9,524,466)   (7,676,462)
-------------------------------------------------------------------------------------------
       Net Property                                               $16,558,581   $16,862,900
-------------------------------------------------------------------------------------------
       Total Assets                                               $34,376,637   $31,681,983
===========================================================================================

The accompanying notes are an integral part of these consolidated statements.

            Market Facts, Inc. and Subsidiaries as of December 31, 1995 and 1994
================================================================================


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                       1995         1994
                                                                                   -----------   -----------
CURRENT LIABILITIES:
 Accrued expenses                                                                  $ 5,515,608   $ 4,393,196
 Billings in excess of revenues earned on contracts in progress                      3,328,937     3,712,487
 Accounts payable                                                                    1,253,922       995,644
 Income taxes                                                                          387,742       684,950
 Current portion of note payable for acquisition of MFCL                               339,126       339,127
 Current portion of obligations under capital leases                                   225,903       185,026
 Current portion of long-term debt                                                     112,555       102,190
------------------------------------------------------------------------------------------------------------
       Total Current Liabilities                                                   $11,163,793   $10,412,620
------------------------------------------------------------------------------------------------------------
LONG-TERM LIABILITIES:
 Long-term debt                                                                    $10,419,628   $10,532,183
 Obligations under capital leases, noncurrent portion                                  536,242       581,710
 Note payable for acquisition of MFCL, noncurrent portion                                   --       339,126
 Deferred income taxes                                                                 205,545        39,122
 Other long-term liabilities                                                             1,622        31,037
------------------------------------------------------------------------------------------------------------
       Total Long-Term Liabilities                                                 $11,163,037   $11,523,178
------------------------------------------------------------------------------------------------------------
       Total Liabilities                                                           $22,326,830   $21,935,798
------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY:
 Preferred stock, no par value; 500,000 shares authorized; none issued             $        --   $        --
 Common stock, $1 par value; 5,000,000 shares authorized;
   2,106,237 and 1,973,241 shares issued in 1995 and 1994, respectively              2,106,237     1,973,241
 Capital in excess of par value                                                      2,328,137     1,765,776
 Cumulative foreign currency translation                                               (69,144)     (100,391)
 Retained earnings                                                                   9,525,401     8,021,066
------------------------------------------------------------------------------------------------------------
                                                                                   $13,890,631   $11,659,692
 Less 167,468 and 184,402 shares of treasury common stock, at cost,
       in 1995 and 1994, respectively                                               (1,189,029)   (1,310,134)
 Less other transactions involving common stock                                       (651,795)     (603,373)
------------------------------------------------------------------------------------------------------------
       Total Stockholders' Equity                                                  $12,049,807   $ 9,746,185
------------------------------------------------------------------------------------------------------------
       Total Liabilities and Stockholders' Equity                                  $34,376,637   $31,681,983
============================================================================================================


Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
========================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS



                                                                          1995          1994          1993
                                                                       ---------------------------------------
REVENUE                                                                $64,608,724   $55,483,032   $45,609,073
--------------------------------------------------------------------------------------------------------------
DIRECT COSTS:
 Payroll                                                               $13,853,642   $12,166,287   $10,015,925
 Other expenses                                                         22,459,675    18,082,064    14,308,515
--------------------------------------------------------------------------------------------------------------
       Total                                                           $36,313,317   $30,248,351   $24,324,440
--------------------------------------------------------------------------------------------------------------
       Gross Margin                                                    $28,295,407   $25,234,681   $21,284,633
--------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
 Selling                                                               $ 2,292,190   $ 2,076,829   $ 1,666,226
 General and administrative                                             20,005,436    19,285,376    16,480,926
 Contributions to profit sharing and employee stock ownership plans        803,002       577,740       475,000
--------------------------------------------------------------------------------------------------------------
       Total                                                           $23,100,628   $21,939,945   $18,622,152
--------------------------------------------------------------------------------------------------------------
       Income From Operations                                          $ 5,194,779   $ 3,294,736   $ 2,662,481
--------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
 Interest expense                                                      $(1,137,728)  $(1,259,887)  $(1,174,199)
 Interest income                                                            77,636        47,718        61,718
 Equity in income of MFCL                                                       --        33,668       131,493
 Other income, net                                                          85,432        39,932        36,859
--------------------------------------------------------------------------------------------------------------
       Total                                                           $  (974,660)  $(1,138,569)  $  (944,129)
--------------------------------------------------------------------------------------------------------------
INCOME BEFORE PROVISION FOR INCOME TAXES                               $ 4,220,119   $ 2,156,167   $ 1,718,352
PROVISION FOR INCOME TAXES                                               1,994,000       722,000       644,000
--------------------------------------------------------------------------------------------------------------
NET INCOME                                                             $ 2,226,119   $ 1,434,167   $ 1,074,352
==============================================================================================================
EARNINGS PER SHARE                                                           $1.15          $.76          $.61
==============================================================================================================
COMMON AND COMMON EQUIVALENT SHARES                                      1,942,206     1,892,825     1,752,173
==============================================================================================================

The accompanying notes are an integral part of these consolidated statements.


Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
========================================================================================

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                  1995              1994               1993
                                                               -----------       -----------       ------------
PREFERRED STOCK:
 BALANCE at beginning and end of year                          $   --            $   --            $   --
===============================================================================================================

COMMON STOCK:
 BALANCE at beginning of year                                  $ 1,973,241       $ 1,965,741       $ 1,965,741
 COMMON stock issued during the year                               132,996             7,500           --
---------------------------------------------------------------------------------------------------------------
 BALANCE at end of year                                        $ 2,106,237       $ 1,973,241       $ 1,965,741
===============================================================================================================

CAPITAL IN EXCESS OF PAR VALUE:
 BALANCE at beginning of year                                  $ 1,765,776       $ 1,735,214       $ 1,735,214
 COMMON stock issued during the year                               562,361            30,562           --
---------------------------------------------------------------------------------------------------------------
 BALANCE at end of year                                        $ 2,328,137       $ 1,765,776       $ 1,735,214
===============================================================================================================

ADJUSTMENT FROM FOREIGN CURRENCY TRANSLATION:
 BALANCE at beginning of year                                  $  (100,391)      $   (56,526)      $   (29,965)
 CURRENT year adjustment                                            31,247           (43,865)          (26,561)
---------------------------------------------------------------------------------------------------------------
 BALANCE at end of year                                        $   (69,144)      $  (100,391)      $   (56,526)
===============================================================================================================

RETAINED EARNINGS:
 BALANCE at beginning of year                                  $ 8,021,066       $ 7,104,997       $ 6,415,208
 NET income                                                      2,226,119         1,434,167         1,074,352
 LESS dividends declared--common, $.38 per share in 1995,
   $.29 in 1994 and $.22 in 1993                                  (721,784)         (518,098)         (384,563)
---------------------------------------------------------------------------------------------------------------
 BALANCE at end of year                                        $ 9,525,401       $ 8,021,066       $ 7,104,997
===============================================================================================================

TREASURY COMMON STOCK:
 BALANCE at beginning of year                                  $(1,310,134)      $(1,310,134)      $(1,510,132)
 TREASURY stock issued                                             121,105           --                199,998
---------------------------------------------------------------------------------------------------------------
 BALANCE at end of year                                        $(1,189,029)      $(1,310,134)      $(1,310,134)
===============================================================================================================

OTHER TRANSACTIONS INVOLVING COMMON STOCK:
 BALANCE at beginning of year                                  $  (603,373)      $  (616,232)      $  (746,356)
 ISSUANCE of demand notes receivable                              (159,750)         (115,500)          (45,000)
 PAYMENTS received on demand notes receivable                       55,896            75,571           127,624
 VESTING of restricted stock and demand notes receivable            55,432            52,788            47,500
---------------------------------------------------------------------------------------------------------------
 BALANCE at end of year                                        $  (651,795)      $  (603,373)      $  (616,232)
===============================================================================================================

The accompanying notes are an integral part of these consolidated statements.


Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
========================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           1995         1994          1993
                                                                       -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                            $ 2,226,119   $ 1,434,167   $ 1,074,352
 Adjustments to reconcile net income to net cash
     provided by operating activities:
   Depreciation and amortization                                         2,164,114     2,055,792     1,715,005
   Vesting of restricted stock and demand notes receivable                  55,432        52,788        47,500
   Deferred income taxes                                                    43,783      (185,534)     (104,000)
   Net gain on disposal of property                                        (39,297)      (46,630)      (28,591)
   Undistributed earnings of MFCL                                             --         (15,972)      (21,393)
   Contribution of treasury stock to employee stock ownership plan            --            --         199,998
   Change in assets and liabilities:
     Accounts receivable                                                    31,518      (960,335)       56,556
     Prepaid expenses and other assets                                     126,853      (269,800)      115,414
     Revenues earned in excess of billings on contracts in progress       (875,035)     (168,847)      (95,465)
     Accounts payable and accrued expenses                               1,364,902       665,682       319,918
     Income taxes                                                         (297,918)      613,280        93,266
--------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                       $ 4,800,471   $ 3,174,591   $ 3,372,560
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchases of property                                                 $(1,570,259)  $(1,331,484)  $(2,036,263)
 Payment for acquisition of MFCL, net of acquired cash                    (339,127)     (134,964)         --
 Investment in notes receivable                                           (238,945)     (182,668)     (150,529)
 Proceeds from notes receivable                                            114,914       165,831       476,980
 Proceeds from the sale of property                                         65,559       132,760        67,882
 Proceeds from bank certificates of deposit                                   --            --          26,462
--------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                           $(1,967,858)  $(1,350,525)  $(1,615,468)
--------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Repayment of short-term borrowings                                    $(2,000,000)  $(7,500,000)  $(3,190,000)
 Proceeds from short-term borrowings                                     2,000,000     6,600,000     2,380,000
 Dividends paid                                                           (721,784)     (518,098)     (384,563)
 Proceeds from exercise of stock options                                   676,605        38,062          --
 Reduction of obligations under capital leases and long-term debt         (323,719)     (319,159)     (218,205)
 Proceeds from the sale of treasury stock                                  139,857          --            --
--------------------------------------------------------------------------------------------------------------
       Net cash used in financing activities                           $  (229,041)  $(1,699,195)  $(1,412,768)
--------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                $    15,376   $    13,352   $      --
--------------------------------------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                              $ 2,618,948   $   138,223   $   344,324
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                             911,209       772,986       428,662
--------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                               $ 3,530,157   $   911,209   $   772,986
==============================================================================================================
CASH PAID DURING THE YEAR FOR:
 Interest                                                              $ 1,140,464   $ 1,227,800   $ 1,172,714
 Income taxes                                                          $ 2,215,411   $   321,499   $   654,732
==============================================================================================================
SUPPLEMENTAL SCHEDULE OF NON CASH ACTIVITIES:
 Capital lease obligations incurred on lease of equipment              $   208,465   $   189,948   $   238,229
 Issuance of note payable                                              $     --      $ 1,017,380   $      --
==============================================================================================================

The accompanying notes are an integral part of these consolidated statements.

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
===============================================================================

Notes to Consolidated Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a.  Principles of Consolidation and Line of Business:

The accompanying consolidated financial statements include the accounts of Market Facts, Inc. and its subsidiaries (Company). All significant intercompany transactions have been eliminated.

The Company is engaged in marketing research services as its dominant line of business. One client accounted for approximately 12% of total 1995 revenue and 10% of total 1994 revenue.

b.  Revenue Recognition:

The Company recognizes revenue under the percentage of completion method of accounting. Revenue on client projects is recognized as services are performed. Losses expected to be incurred on jobs in progress are charged to income as soon as such losses are known. Revenue earned on contracts in progress in excess of billings is classified as a current asset. Amounts billed in excess of revenue earned are classified as a current liability. Client projects are expected to be completed within a twelve month period.

c.  Cash and Cash Equivalents:

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

d.  Mail Panel Acquired:

Total capitalized costs of a purchased mail panel are amortized using the straight-line method over the panel's estimated life of five years.

e.  Property:

Maintenance and repairs are expensed and renewals and betterments are capitalized. Upon retirement or disposition of property, the applicable cost and accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in income.

Depreciation is provided on the straight-line method at rates considered adequate to depreciate the costs of property over their estimated useful lives. The useful life of the building is 31 1/2 years, while all other owned assets have estimated useful lives of three to ten years. Property under capital leases is recorded at the lower of the fair market value of the leased property or the present value of the minimum lease payments. Amortization of the leased property is computed using the straight-line method over the lease term.

f.  Income Taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

g.  Earnings Per Share:

Earnings per share are based on the weighted average number of common shares and common share equivalents (resulting from options granted under the Company's 1982 Incentive Stock Option Plan) outstanding during the year.

h.  Foreign Currency Translation:

The financial statements of the Company's foreign operations have been translated in accordance with Statement of Financial Accounting Standards No.
52. Accordingly, assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. Resulting translation gains and losses are reported as a component of stockholders' equity.

i.  Disclosure of Certain Significant Risks and Uncertainties:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j.  Financial Instruments:

The carrying amounts of the Company's financial instruments approximate their fair values.

2.  NOTES RECEIVABLE:

Notes receivable consist of amounts due from officers and employees. The notes bear interest at the prime lending rate (8.5% at December 31, 1995).

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
================================================================================

Notes to Consolidated Financial Statements (continued)

3.  BANK BORROWINGS:

The Company maintains established bank lines of credit which are renewed annually. The lines of credit increased from $4,000,000 to $7,000,000 during 1995. No amounts were outstanding under these agreements at December 31, 1995 or 1994. The borrowings bear interest at the prime lending rate which was 8.5% at December 31, 1995 and 1994. The weighted average interest rate outstanding during 1995 and 1994 was 9.0% and 7.4%, respectively.

4.  ACCRUED EXPENSES:

Accrued expenses consist of the following at December 31:

                                1995        1994
                             ----------  ----------
Compensation                 $2,043,189  $1,656,335
Real estate taxes               858,037     842,000
Contributions to employee
 benefit plans                  636,786     376,568
Other                         1,977,596   1,518,293
---------------------------------------------------
Total                        $5,515,608  $4,393,196
===================================================

5.  LONG-TERM DEBT:

Long-term debt relates to the mortgage loan on the office building used by the Company as its corporate and operations headquarters. The loan bears interest at a fixed rate of 9.7% per annum. Principal payments due under the terms of the mortgage with the final principal amount due May 1, 2000 are as follows:

     In 1996................  $   112,555
     In 1997................  $   123,972
     In 1998................  $   136,546
     In 1999................  $   150,396
     In 2000................  $10,008,714

6.  STOCKHOLDERS' EQUITY:

In April 1986, the stockholders approved an amendment to the Certificate of Incorporation creating a new class of 500,000 shares of preferred stock, without par value. No shares have been issued to date.

On July 26, 1989, the Board of Directors of the Company approved a stockholder rights agreement which provides for a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right initially entitles stockholders, upon occurrence of certain events, to purchase one one-hundredth of a share of Series A preferred stock (25,000 shares of the preferred stock authorized in April 1986 have been designated as Series A preferred stock), at an exercise price of $20 per one one-hundredth of a preferred share, subject to adjustment.

The rights become exercisable ten days after a person, group or company acquires 20% or more of Company common stock or announces a tender offer which would result in ownership of 20% or more of the common stock. The Company is entitled to redeem the rights at one cent per right at any time before a 20% or greater position has been acquired.

If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each right will entitle its holder to purchase, at the right's then current exercise price, a number of the acquiring company's common shares having a market value at that time of twice the right's exercise price. In addition, in the event a person or group acquires 20% or more of the Company's common stock, each right (other than those held by the acquiring person or group) will entitle its holder to purchase a number of shares of the acquiring company's common stock having a market value of two times the exercise price of the right.

At any time after a person or group acquires 20% or more (but less than 50%) of the Company's outstanding common stock, the Board of Directors may exchange the rights at an exchange ratio of one share of common stock for one one-hundredth of a share of Series A preferred stock per right. The rights will expire on August 7, 1999.

During 1995, the Company sold 16,934 shares of its common stock, previously held in treasury, to its employee benefit plans. In 1993, the Company contributed 33,333 shares of its common stock, previously held in treasury, to its Employee Stock Ownership Plan.

Other transactions involving common stock consist of demand notes receivable due from officers and employees and unearned restricted stock. Monies received by officers and employees under the demand notes receivable were used to purchase Company common stock. These demand notes receivable, classified as a reduction of stockholders' equity, amounted to $366,795, $270,873 and $236,232 as of December 31, 1995, 1994 and 1993, respectively. Some of the notes, which are due in ten equal annual installments through 2004, provide for the forgiveness of every other principal payment, contingent upon the borrower's employment with the Company on the date such payment is due. The Company recognized $7,932 and $5,288 of compensation expense in 1995 and 1994, respectively, relating to the forgiveness of debt. All other notes are due in varying installments through 2001.

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
================================================================================

Notes to Consolidated Financial Statements (continued)

Unearned restricted stock amounted to $285,000, $332,500 and $380,000 as of December 31, 1995, 1994 and 1993, respectively, and relates to a 1992 restricted stock grant of 100,000 shares of common stock to a Company executive which vests at a rate of 10% per year, subject to his continued employment with the Company. The aggregate fair market value of the shares at date of grant is unearned compensation and the amount is amortized to compensation expense over the periods the restrictions lapse. Amortization of this compensation expense amounted to $47,500 in 1995, 1994 and 1993.

7.  EMPLOYEE STOCK OPTION PLAN:

Under terms of the noncompensatory 1982 Incentive Stock Option Plan (1982 Plan) which expired as of May 1, 1992, options to purchase shares of the Company's common stock have been granted at a price equal to the market price at the date of grant.

Options from the 1982 Plan are exercisable on or after the first anniversary of the date of the grant and expire four years after the date of the grant. 421,441 shares of the Company's common stock have been reserved for stock option grants under the 1982 Plan. Shares under option relating to the plan are summarized as follows:

                                         1982 Plan
                                ---------------------------
                                  1995      1994     1993
                                --------  -------- --------
Options outstanding
 at beginning of year           293,500   347,900   372,400
Options exercised              (132,996)   (7,500)     --
Options canceled                (78,504)  (46,900)  (24,500)
-----------------------------------------------------------
Options outstanding
 and exercisable
 at end of year                  82,000   293,500   347,900
===========================================================
Average price of options:
 Exercised during year            $5.09     $5.08     $--
 Outstanding at end of year       $5.08     $5.10     $5.13
===========================================================

8.  EMPLOYEE BENEFIT PLANS:

In July 1985, the Company adopted an Employee Stock Ownership Plan (ESOP), which covers substantially all employees. Under the ESOP, the Company may make contributions at its discretion, within defined limits, in the form of cash or common stock of the Company. Cash contributions must be used to purchase shares of common stock of the Company. The Company made a $50,000 cash contribution in 1995, no contribution in 1994, and a $200,000 contribution in the form of cash and common stock in 1993.

The Company maintains separate defined-contribution profit sharing plans for its U.S. and Canadian operations which cover substantially all employees. Contributions to the plans, subject to certain limitations, are at the discretion of the Company and were $753,002 in 1995, $577,740 in 1994 and $275,000 in 1993.

9.  COMMITMENTS AND CONTINGENT LIABILITIES:

The Company leases office facilities, along with some of its computer and office equipment and vehicles, under operating lease agreements. Total rental expense was approximately $1,331,000, $1,193,000 and $1,232,000 in 1995, 1994 and 1993,
respectively. Some of the Company's leases provide for escalations based on increases in the lessors' taxes, maintenance and other operating expenses.

Computer and office equipment include $1,444,868 and $1,351,517 in 1995 and 1994, respectively, of computer and other equipment acquired under capital leases. Accumulated depreciation and amortization include $667,956 and $514,617 in 1995 and 1994, respectively, of accumulated amortization on capital leases. The leases provide for the payment of certain insurance and maintenance expenses and contain renewal options. The leases also provide for upgrading the equipment under lease and the purchase of equipment. The amortization expense for these capital leases was $274,704, $188,457 and $116,551 in 1995, 1994 and 1993,
respectively.

The minimum future rentals under capital and operating leases with an initial term of one year or more as of December 31, 1995 are as follows:

                                       Operating Leases
                                   ------------------------
                        Capital      Office      Equipment
Year                    Leases     Facilities    & Vehicles
-------------------------------    ----------    ----------
1996                   $273,381    $1,204,968      $ 95,052
1997                    233,264     1,205,983        25,238
1998                    205,619     1,233,119        16,329
1999                     74,881       933,163           492
2000                     59,072       746,205          --
2001 and thereafter      29,536     1,507,190          --
-----------------------------------------------------------
Total minimum
 lease payments        $875,753    $6,830,628      $137,111
                                   ==========      ========
Less amounts
 representing
 interest               113,608
                       --------

Present value
 of minimum
 lease payments         762,145

Current portion         225,903
                       --------

Long-term portion      $536,242
===========================================================

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
================================================================================

Notes to Consolidated Financial Statements (continued)

10.  PROVISION FOR INCOME TAXES:

The provision for income taxes consists of the following:

                         1995        1994        1993
                      ----------   ---------   --------
Currently payable:
 Federal              $1,422,900   $ 637,100   $616,000
 State and local         349,000     137,000    132,000
 Foreign                 178,700     133,900      --

Deferred:
 Federal                 (44,000)     (8,000)   (74,000)
 State and local         110,000    (178,000)   (30,000)
 Foreign                 (22,600)      --         --
-------------------------------------------------------
Total                 $1,994,000   $ 722,000   $644,000
=======================================================

The following is a reconciliation between the statutory Federal income tax rate and the Company's effective income tax rate:

                                    1995        1994        1993
                                 ----------   ---------   --------
Statutory Federal
 income tax rate                   34.0%        34.0%       34.0%

State and local income
 taxes, net of Federal
 income tax benefits                8.0          7.7         5.2

Foreign income taxes                1.3          1.8         --

Foreign tax credit                  --          (1.2)       (3.4)

Distribution of earnings
 of MFCL                            --           0.7         0.8

Change in the valuation
 allowance for deferred
 tax assets                          --        (11.8)       (1.2)

Other                               3.9          2.3         2.1
------------------------------------------------------------------
Effective income tax rate          47.2%        33.5%       37.5%
==================================================================

The significant components of the deferred income tax expense (benefit) are as follows:

                                 1995         1994        1993
                               --------    ---------   ---------
Deferred tax expense
 (benefit) (exclusive of
 change in valuation
 allowance)                     $43,400    $  68,000   $ (83,000)

Change in beginning-
 of-the-year valuation
 allowance for
 deferred tax assets                 --     (254,000)    (21,000)
----------------------------------------------------------------
Total                           $43,400    $(186,000)  $(104,000)
================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1995 and 1994 are presented below:

Significant deferred
 tax assets (liabilities):             1995      1994
                                     --------  --------
 Doubtful accounts                   $329,689  $235,915
 Vacation                             144,102   131,255
 Rent abatement                       100,206    89,434
 Net operating loss carryforwards      53,297   175,122
 Other                                120,020   116,910
 Depreciation                        (205,545) (163,180)
                                     --------  --------
   Net deferred tax asset            $541,769  $585,456
                                     ========  ========

The valuation allowance related to state deferred tax assets which were primarily generated by net operating loss carryforwards. Prior to 1994, management was unable to conclude whether all state deferred tax assets would be utilized. In 1994, a subsidiary of the Company completed another profitable year and management reassessed the likelihood of realizing the benefit of the state net operating loss carryforwards. Principally as a result of the reassessment, which included the consideration of expected future taxable income and available tax planning strategies, the valuation allowance at January 1, 1994 of $254,000 was eliminated. Of that amount, approximately $79,000 was realized in 1994. The Company has net operating loss carryforwards at December 31, 1995 of approximately $600,000 which are available to offset certain future state income through 2006. At December 31, 1995, all deferred tax assets are considered realizable in view of past, current and the expectation of future taxable income.

Federal income taxes and foreign withholding taxes have not been provided on the Company's share of the undistributed earnings ($1,260,538 at December 31, 1995) of MFCL since these earnings are considered to be permanently reinvested. The net Federal income taxes and foreign withholding taxes which would be payable if these earnings were distributed would be insignificant to the financial position and results of operations of the Company.

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
================================================================================

Notes to Consolidated Financial Statements (continued)

11.  MARKET FACTS OF CANADA, LTD. (MFCL):

Prior to April 30, 1994, the Company owned 50% of the stock of MFCL and accounted for its investment using the equity method of accounting. The remaining 50% interest was owned jointly by Roberta Robertson and John C. Robertson, a director of the Company and President of MFCL (collectively, the "Selling Stockholders").

Pursuant to a Stock Purchase Agreement between the Selling Stockholders and the Company, the Company acquired the remaining 50% of the issued and outstanding shares of common stock of MFCL effective April 29, 1994. The purchase price for the common stock and the covenants not to compete was $1,017,380 and is payable in three equal installments, as evidenced by a note issued by the Company to the Selling Stockholders. The first two installments plus interest at 6% were paid April 29, 1994 and December 29, 1995. The remaining installment plus accrued and unpaid interest at 6% is due December 31, 1996. The acquisition has been accounted for under the purchase method of accounting. The excess of the purchase price over the fair market value of the net assets acquired has been recorded as goodwill and is being amortized using the straight-line method over 15 years. The fair value of assets acquired was $1,058,989 and liabilities assumed was $668,873.

The Company's consolidated financial statements report MFCL's results of operations and cash flow activity for the periods subsequent to April 30, 1994 under the consolidated method of accounting.

MFCL maintains offices in Toronto and Montreal and provides Canadian and American firms with marketing research information on Canadian consumers. MFCL utilizes the same general methods of marketing research as the Company and maintains its own survey staff and mail panel. This is the Company's only foreign subsidiary.

12.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED):

The following is a summary of the unaudited quarterly results of operations for 1995 and 1994 (in thousands, except for earnings per share):


1995                   First   Second    Third   Fourth
--------------------------------------------------------
Revenue               $15,333  $16,332  $15,880  $17,064
Gross margin          $ 6,583  $ 7,332  $ 6,979  $ 7,401
Net income            $   417  $   514  $   549  $   746
Earnings per share    $   .23  $   .26  $   .28  $   .38

========================================================
1994                   First   Second    Third   Fourth
--------------------------------------------------------
Revenue               $11,118  $12,687  $16,203  $15,475
Gross margin          $ 4,951  $ 5,842  $ 7,257  $ 7,185
Net income            $   153  $    71  $   516  $   694
Earnings per share    $   .08  $   .04  $   .27  $   .37
========================================================

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1995, 1994 and 1993
================================================================================

INDEPENDENT AUDITORS' REPORT



  To the Stockholders and Board of Directors of Market Facts, Inc.:

      We have audited the accompanying consolidated balance sheets of Market Facts, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

       We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

       In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Market Facts, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.



  KPMG Peat Marwick LLP
  Chicago, Illinois
  February 27, 1996