Form 10-K, Exhibit 13
period 1996-12-31
MARKET FACTS INC
filed 1997-03-25
CIK 62465

                                                                      Exhibit 13

Selected Financial Data
-----------------------




                                   1992*           1993              1994           1995             1996
-------------------------------------------------------------------------------------------------------------
Revenue                         $40,718,225     $45,609,073      $55,483,032     $64,608,724      $83,795,562
-------------------------------------------------------------------------------------------------------------
Income from operations          $   306,109     $ 2,662,481      $ 3,294,736     $ 5,194,779      $ 8,397,948
-------------------------------------------------------------------------------------------------------------
Net income (loss)               $  (436,808)    $ 1,074,352      $ 1,434,167     $ 2,226,119      $ 4,277,656
-------------------------------------------------------------------------------------------------------------
Weighted average common
  and common equivalent
  shares outstanding              3,387,678       3,504,346        3,785,650       3,884,412        3,755,411
Earnings per share              $      (.13)    $       .30      $       .38     $       .57      $      1.14
-------------------------------------------------------------------------------------------------------------
Total assets                    $27,449,730     $27,974,494      $31,681,983     $34,376,637      $38,385,227
-------------------------------------------------------------------------------------------------------------
Long-term obligations           $10,935,854     $10,931,573      $11,523,178     $11,163,037      $10,806,673
-------------------------------------------------------------------------------------------------------------
Cash dividends declared         $       .10     $       .11     $    .14 1/2     $       .19      $       .20
-------------------------------------------------------------------------------------------------------------

*Effective January 1, 1992, the Company adopted Statement of Financial
 Accounting Standards No. 109 and reported the cumulative effect of that change in the method of accounting for income taxes in the 1992 consolidated statement of earnings.



Dividends & Market Price Statistics
-----------------------------------

                   Cash Dividends Declared      Market Price Statistics*
-----------------------------------------------------------------------------
                                                 1995                1996
                     1995     1996           High     Low       High      Low

-----------------------------------------------------------------------------
4th Quarter           5c       5c            7 1/4    6 1/4   21 3/8    8 1/8
3rd Quarter           5c       5c            7 1/2    5        8 1/2    7
2nd Quarter           5c       5c            5 1/2    3 3/4    7 7/8    6 3/8
1st Quarter           4c       5c            4 1/8    3 5/8    6 7/8    5
-----------------------------------------------------------------------------

*Market Facts, Inc. common stock trades on The Nasdaq Stock Market under the symbol MFAC.


All common share and per share amounts, unless indicated otherwise, have been adjusted to give effect to a 2-for-1 stock split in December 1996. The Company discontinued cash dividends to invest in its future growth. See Management's Discussion and Analysis. As of March 3, 1997, there were approximately 771 holders of record of Market Facts, Inc. common stock and the closing price of the common stock was $17.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS



LIQUIDITY AND CAPITAL RESOURCES

       During 1996, cash and cash equivalents decreased by $3,400,729. Significant uses of cash during the year included the purchase of 838,807 pre-split shares of the Company's common stock for treasury pursuant to a self-tender offer, purchases of property and payment of stock issuance costs in connection with the issuance and conversion of an $8,250,000 Convertible Note. See Note 6 to Notes to Consolidated Financial Statements. Significant sources of cash during the year included proceeds from the issuance of an $8,250,000 Convertible Note, cash provided by operations and short-term borrowings.

       The Company's ratio of current assets to current liabilities was 1.2 to 1 at the end of 1996 compared with 1.5 to 1 at the end of 1995. The decrease in the ratio was primarily attributable to a decrease in cash and cash equivalents and higher accounts payable and accrued expenses, partially offset by an increase in accounts receivable. The decrease in cash was due primarily to the self-tender offer, and the increase in accounts payable, accrued expenses and accounts receivable was due to growth in the Company's business.

       Stockholders' equity decreased during 1996 by $1,524,597 due to the purchase of 838,807 pre-split shares of common stock in the self-tender offer, payment of stock issuance costs, and dividends on common stock paid during the year. The decrease was partially offset by the conversion of the Convertible
Note into 1,137,930 shares of common stock, net income earned and the exercise of stock options.

       The Company's available borrowings under an established bank credit facility and lines of credit increased from $7,000,000 to $10,650,000 during 1996. Borrowings outstanding under these arrangements were $1,750,000 at December 31, 1996. There were no borrowings outstanding at December 31, 1995.

       At its October 1996 meeting, the Board of Directors established a policy to omit future cash dividends. Because of the Company's current successful financial performance, the Board believes that the resources of the Company would be better utilized for other growth purposes.

       Purchases of property in 1996 were $3,234,009, an increase of $1,663,750 from the prior year. In 1997, the Company expects that additional investment in equipment and facilities will continue to be necessary to support the anticipated growth in business and that capital expenditures will be equal to or higher than 1996.

       In April 1994, the Company acquired the remaining 50% of the issued and outstanding shares of common stock of Market Facts of Canada, Ltd. The purchase price of $1,017,380 was paid in three equal installments during 1994, 1995 and 1996.

       The Company's principal sources of cash flow are provided by operating activities and bank borrowings. The Company believes that cash flow from operations, its ability to secure additional leases and borrowings available from its bank arrangements will be adequate to fund current operating and capital expenditure needs. It is the Company's intention to pursue acquisition opportunities as a means to grow, and these acquisitions may require an amount of capital that exceeds that available from operations and existing bank arrangements. The Company expects that it may be necessary to raise additional capital from the sale of common stock or the securing of expanded bank borrowing capacity in order to finance potential acquisition growth.

RESULTS OF OPERATIONS: COMPARISON OF 1996 TO 1995

       The Company had revenue of $83,795,562 during 1996, an increase of 29.7% over 1995 and an all-time record. The increase in revenue was due to the addition of major research programs for new clients as well as expansion of services for existing clients.

       Gross margin for 1996 was $35,612,677, an increase of 25.9% over 1995. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 42.5% in 1996 compared to 43.8% in 1995. The decline in the gross margin percentage was primarily attributable to the fact that the Company experienced growth in certain types of business which yield lower gross margin percentages but which require only a minimal increase in operating expenses.

       Operating expenses for 1996 rose by $4,114,101, an increase of 17.8% compared to 1995, due primarily to higher marketing staff expenses to support the growth in business and continued investments in new products and technologies. The Company expects in 1997 to continue adding marketing staff to support higher anticipated levels of business and investing in the development of proprietary research products and services that utilize sophisticated applications of technology to create value-added tools for clients. Operating expenses as a percentage of revenue decreased from 35.8% in 1995 to 32.5% in 1996. This reduction was primarily attributable to the fact that the Company experienced growth in certain types of business which require only a minimal increase in operating expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

The Company was able to expand its data gathering capacity with only minimal expansion of facilities by entering into partnering relationships with third party providers. The Company expects in 1997 that it may be necessary to acquire additional real estate to accommodate growth in staff due to higher expected levels of business.

       The 1996 provision for income taxes reflected an effective tax rate of 42.1% versus 47.2% in 1995. The decrease in the effective tax rate was primarily due to a reduction in state and local income taxes. The Company expects its effective tax rate to remain in the 42-45% range in 1997.

       Net income for 1996 rose 92.2% to a record $4,277,656 or 5.1% of revenue compared with $2,226,119 and 3.4% of revenue in 1995. Earnings per share doubled to $1.14 in 1996 from 1995.

RESULTS OF OPERATIONS: COMPARISON OF 1995 TO 1994

       The Company had revenue of $64,608,724 during 1995, an increase of 16.4% over 1994. The growth in revenue was due primarily to higher levels of utilization of research products and services that are proprietary to the Company and the acquisition of MFCL.

       Gross margin for 1995 was $28,295,407, an increase of 12.1% over 1994. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 43.8% in 1995 compared to 45.5% in 1994. The decline in the gross margin percentage was primarily attributable to two factors. First, the Company was allocating a greater share of internal operating costs directly to client research projects, and second, the Company experienced growth in certain types of business which yield lower gross margin percentages but which require only a minimal increase in operating expenses.

       Operating expenses for 1995 rose by $1,160,683, an increase of 5.3% compared to 1994. These results were due primarily to the increased level of business activity, higher marketing staff expenses and the acquisition of MFCL, partially offset by greater internal operating costs being allocated to client research projects. Operating expenses as a percentage of revenue decreased from 39.5% in 1994 to 35.8% in 1995 primarily as a result of greater internal operating costs being allocated to client research projects and the fact that the Company experienced growth in certain types of business which require only a minimal increase in operating expenses.

       The 1995 provision for income taxes reflected an effective tax rate of 47.2% versus 33.5% in 1994. The increase in the effective tax rate was primarily due to the elimination in 1994 of the valuation allowance for state deferred tax assets of $254,107 and higher foreign, state and local income taxes.

       Net income for 1995 was $2,226,119 or 3.4% of revenue compared with $1,434,167 and 2.6% of revenue in 1994. Earnings per share increased by 50.0% to $.57 in 1995.

FORWARD-LOOKING STATEMENTS

       Certain statements contained in paragraph 12 under Message to Shareholders and in this Management's Discussion and Analysis section constitute "forward-looking statements" made in reliance upon the safe harbor contained in
Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include those relating to anticipated growth, levels of capital expenditures, acquisition opportunities, the addition of staff, the development of new products and services, the need to acquire additional real estate, and the effective tax rate in 1997. The Company's prospects for growth are subject to significant economic and other uncertainties, some of which are beyond the Company's control. Factors which could adversely impact the Company's revenues include: (i) a downturn in general economic conditions which could cause a decrease in spending on market research projects, (ii) a change in client management personnel which could cause the client to lower its purchases from the Company, and (iii) the impact of competitive pricing and products which could cause a reduction or loss in client business. In addition, should the technology used by the industry change so as to differ materially from the type of technology relied upon by the Company, the Company's business could be adversely affected. Further, the Company's ability to grow through acquisitions will be dependent upon, among other things, the availability of suitable acquisition candidates and related financing on terms deemed reasonable by the Company, and the Company's ability to successfully integrate future acquisitions into its existing business. Finally, expansion into global markets is subject to the ability to fully understand cultural differences, the availability of suitable joint venture or acquisition candidates, risks of foreign currency fluctuations and other uncertainties. Any of these factors could cause the Company's actual results to differ materially from those described in the forward-looking statements.

                        Market Facts, Inc. and Subsidiaries for the years ended
                                               December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------
Consolidated Statements of Earnings


                                                                          1996          1995          1994
                                                                       -----------   -----------   -----------




Revenue                                                                $83,795,562   $64,608,724   $55,483,032
--------------------------------------------------------------------------------------------------------------
Direct Costs:
 Payroll                                                               $16,167,308   $13,853,642   $12,166,287
 Other expenses                                                         32,015,577    22,459,675    18,082,064
--------------------------------------------------------------------------------------------------------------
       Total                                                           $48,182,885   $36,313,317   $30,248,351
--------------------------------------------------------------------------------------------------------------
       Gross Margin                                                    $35,612,677   $28,295,407   $25,234,681
--------------------------------------------------------------------------------------------------------------
Operating Expenses:
 Selling                                                               $ 2,600,727   $ 2,292,190   $ 2,076,829
 General and administrative                                             23,562,810    20,005,436    19,285,376
 Contributions to profit sharing and employee stock ownership plans      1,051,192       803,002       577,740
--------------------------------------------------------------------------------------------------------------
       Total                                                           $27,214,729   $23,100,628   $21,939,945
--------------------------------------------------------------------------------------------------------------
       Income From Operations                                          $ 8,397,948   $ 5,194,779   $ 3,294,736
--------------------------------------------------------------------------------------------------------------
Other Income (Expense):
 Interest expense                                                      $(1,214,445)  $(1,137,728)  $(1,259,887)
 Interest income                                                           126,008        77,636        47,718
 Equity in income of MFCL                                                       --            --        33,668
 Other income, net                                                          75,145        85,432        39,932
--------------------------------------------------------------------------------------------------------------
       Total                                                           $(1,013,292)  $  (974,660)  $(1,138,569)
--------------------------------------------------------------------------------------------------------------
Income Before Provision For Income Taxes                               $ 7,384,656   $ 4,220,119   $ 2,156,167
Provision For Income Taxes                                               3,107,000     1,994,000       722,000
--------------------------------------------------------------------------------------------------------------
Net Income                                                             $ 4,277,656   $ 2,226,119   $ 1,434,167
==============================================================================================================
Earnings Per Share                                                           $1.14          $.57          $.38
==============================================================================================================
Common and Common Equivalent Shares                                      3,755,411     3,884,412     3,785,650
==============================================================================================================

The accompanying notes are an integral part of these consolidated statements.

--------------------------------------------------------------------------------

Consolidated Balance Sheets

                                    Assets


                                                                      1996          1995
                                                                  ------------   -----------
Current Assets:
 Cash and cash equivalents                                        $    129,428   $ 3,530,157
 Bank certificate of deposit                                            50,000        50,000
 Accounts receivable:
   Trade, less allowance for doubtful accounts of
    $1,007,243 and $838,203 in 1996 and 1995, respectively          14,630,041     9,547,035
   Other                                                                94,846         6,200
 Notes receivable                                                       48,037        79,214
 Revenue earned on contracts in progress in excess of billings       3,886,057     2,889,027
 Deferred income taxes                                                 979,298       747,314
 Prepaid expenses and other assets                                     339,829       309,954
--------------------------------------------------------------------------------------------
       Total Current Assets                                       $ 20,157,536   $17,158,901
--------------------------------------------------------------------------------------------

Property, at cost:
 Land                                                             $  1,221,459   $ 1,221,459
 Building and building improvements                                 12,974,017    12,544,681
 Computer and office equipment                                       8,632,940     7,777,869
 Furniture and fixtures                                              3,607,685     2,906,981
 Leasehold improvements                                              1,596,015     1,318,176
 Vehicles                                                              226,438       313,881
--------------------------------------------------------------------------------------------
                                                                  $ 28,258,554   $26,083,047
 Less accumulated depreciation and amortization                    (10,776,931)   (9,524,466)
--------------------------------------------------------------------------------------------
       Net Property                                               $ 17,481,623   $16,558,581
--------------------------------------------------------------------------------------------

Other Assets:
 Goodwill, net of accumulated amortization                        $    515,750   $   557,568
 Other noncurrent assets                                               230,318       101,587
--------------------------------------------------------------------------------------------
       Total Other Assets                                         $    746,068   $   659,155
--------------------------------------------------------------------------------------------
       Total Assets                                               $ 38,385,227   $34,376,637
============================================================================================

The accompanying notes are an integral part of these consolidated statements.

            Market Facts, Inc. and Subsidiaries as of December 31, 1996 and 1995
--------------------------------------------------------------------------------

                     Liabilities and Stockholders' Equity

                                                                                                1996          1995
                                                                                            ------------   -----------

Current Liabilities:
 Accrued expenses                                                                           $  6,148,582   $ 5,517,230
 Billings in excess of revenues earned on contracts in progress                                4,569,609     3,328,937
 Accounts payable                                                                              3,137,798     1,253,922
 Short-term borrowings                                                                         1,750,000            --
 Income taxes                                                                                    884,686       387,742
 Current portion of long-term debt                                                               363,971       112,555
 Current portion of obligations under capital leases                                             198,698       225,903
 Current portion of note payable for acquisition of MFCL                                              --       339,126
----------------------------------------------------------------------------------------------------------------------
       Total Current Liabilities                                                            $ 17,053,344   $11,165,415
----------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities:
 Long-term debt                                                                             $ 10,295,656   $10,419,628
 Obligations under capital leases, noncurrent portion                                            447,332       536,242
 Deferred income taxes                                                                            63,685       205,545
----------------------------------------------------------------------------------------------------------------------
       Total Long-Term Liabilities                                                          $ 10,806,673   $11,161,415
----------------------------------------------------------------------------------------------------------------------
       Total Liabilities                                                                    $ 27,860,017   $22,326,830
----------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
 Preferred stock, no par value; 500,000 shares authorized; Series A-none issued
   Series B-100 shares issued in 1996                                                       $    --        $   --
 Common stock, $1 par value; 5,000,000 shares authorized;
   4,483,129 and 4,045,006 shares issued in 1996 and 1995, respectively                        4,483,129     4,045,006
 Capital in excess of par value                                                                9,497,671     2,328,137
 Cumulative foreign currency translation                                                         (75,319)      (69,144)
 Retained earnings                                                                            11,333,191     7,586,632
----------------------------------------------------------------------------------------------------------------------
                                                                                            $ 25,238,672   $13,890,631
 Less 1,021,275 and 167,468 shares of treasury common stock, at cost,
   in 1996 and 1995, respectively                                                            (13,891,966)   (1,189,029)
 Less other transactions involving common stock                                                 (821,496)     (651,795)
----------------------------------------------------------------------------------------------------------------------
       Total Stockholders' Equity                                                           $ 10,525,210   $12,049,807
----------------------------------------------------------------------------------------------------------------------
       Total Liabilities and Stockholders' Equity                                           $ 38,385,227   $34,376,637
=======================================================================================================================

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity

                                                                               1996            1995           1994
                                                                           ------------     -----------   ------------

PREFERRED STOCK:
  Balance at beginning and end of year                                     $         --     $        --    $        --
=======================================================================================================================

COMMON STOCK:
  Balance at beginning of year                                             $  4,045,006     $ 3,762,080    $ 1,965,741
  Impact of a 2-for-1 stock split                                              (853,807)         16,934      1,781,339
  Common stock issued during the year                                         1,291,930         265,992         15,000
-----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $  4,483,129     $ 4,045,006    $ 3,762,080
=======================================================================================================================

CAPITAL IN EXCESS OF PAR VALUE:
  Balance at beginning of year                                             $  2,328,137     $ 1,765,776    $ 1,735,214
  Common stock issued during the year, net                                    7,169,434         562,361         30,562
  Preferred stock issued during the year                                            100              --             --
-----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $  9,497,671     $ 2,328,137    $ 1,765,776
=======================================================================================================================

ADJUSTMENT FROM FOREIGN CURRENCY TRANSLATION:
  Balance at beginning of year                                             $    (69,144)    $  (100,391)   $   (56,526)
  Current year adjustment                                                        (6,175)         31,247        (43,865)
-----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $    (75,319)    $   (69,144)   $  (100,391)
=======================================================================================================================

RETAINED EARNINGS:
  Balance at beginning of year                                             $  7,586,632     $ 6,232,227    $ 7,104,997
  Net income                                                                  4,277,656       2,226,119      1,434,167
  Cash dividends declared on common stock:
   $.20 per share in 1996, $.19 in 1995 and $.14 1/2 in 1994                   (738,939)       (721,784)      (518,098)
  Impact of a 2-for-1 stock split                                               207,842        (149,930)    (1,788,839)
-----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $ 11,333,191     $ 7,586,632    $ 6,232,227
=======================================================================================================================

TREASURY COMMON STOCK:
  Balance at beginning of year                                             $ (1,189,029)    $(1,310,134)   $(1,310,134)
  Treasury stock purchased                                                  (12,702,937)             --             --
  Treasury stock issued                                                              --         121,105             --
-----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $(13,891,966)    $(1,189,029)   $(1,310,134)
=======================================================================================================================

OTHER TRANSACTIONS INVOLVING COMMON STOCK:
  Balance at beginning of year                                             $   (651,795)    $  (603,373)   $  (616,232)
  Issuance of demand notes receivable                                          (245,000)       (159,750)      (115,500)
  Payments received on demand notes receivable                                   19,867          55,896         75,571
  Vesting of restricted stock and demand notes receivable                        55,432          55,432         52,788
-----------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                                   $   (821,496)    $  (651,795)   $  (603,373)
=======================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows

                                                                                  1996              1995              1994
                                                                              ------------       -----------       -----------

Cash Flows From Operating Activities:
  Net income                                                                  $  4,277,656       $ 2,226,119       $ 1,434,167
  Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
    Depreciation and amortization                                                2,495,354         2,164,114         2,055,792
    Vesting of restricted stock and demand notes receivable                         55,432            55,432            52,788
    Deferred income taxes                                                         (374,049)           43,783          (185,534)
    Net gain on disposal of property                                               (27,715)          (39,297)          (46,630)
    Undistributed earnings of MFCL                                                      --                --           (15,972)
    Change in assets and liabilities:
      Accounts receivable                                                       (5,176,560)           31,518          (960,335)
      Prepaid expenses and other assets                                            (30,386)          126,853          (269,800)
      Other noncurrent assets                                                     (210,000)               --                --
      Billings in excess of (less than) revenues earned on
         contracts in progress                                                     242,447          (875,035)         (168,847)
      Accounts payable and accrued expenses                                      2,552,391         1,364,902           665,682
      Income taxes                                                                 496,878          (297,918)          613,280
-------------------------------------------------------------------------------------------------------------------------------
         Net cash provided by operating activities                            $  4,301,448       $ 4,800,471       $ 3,174,591
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
  Purchases of property                                                       $ (3,234,009)      $(1,570,259)      $(1,331,484)
  Payment for acquisition of MFCL, net of acquired cash                           (339,126)         (339,127)         (134,964)
  Investment in notes receivable                                                  (246,200)         (238,945)         (182,668)
  Proceeds from notes receivable                                                    52,244           114,914           165,831
  Proceeds from the sale of property                                                38,297            65,559           132,760
-------------------------------------------------------------------------------------------------------------------------------
         Net cash used in investing activities                                $ (3,728,794)      $(1,967,858)      $(1,350,525)
-------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
  Proceeds from short-term borrowings                                         $ 13,850,000       $ 2,000,000       $ 6,600,000
  Repayment of short-term borrowings                                           (12,100,000)       (2,000,000)       (7,500,000)
  Purchase of treasury stock                                                   (12,702,937)               --                --
  Proceeds from issuance of convertible note                                     8,250,000                --                --
  Payment of stock issuance costs                                                 (820,851)               --                --
  Dividends paid                                                                  (738,939)         (721,784)         (518,098)
  Proceeds from exercise of stock options                                          386,250           676,605            38,062
  Reduction of obligations under capital leases and long-term debt                 (96,628)         (323,719)         (319,159)
  Proceeds from the sale of preferred stock                                            100                --                --
  Proceeds from the sale of treasury stock                                              --           139,857                --
-------------------------------------------------------------------------------------------------------------------------------
         Net cash used in financing activities                                $ (3,973,005)      $  (229,041)      $(1,699,195)
-------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       $       (378)      $    15,376       $    13,352
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                          $ (3,400,729)      $ 2,618,948       $   138,223
Cash and cash equivalents at beginning of year                                   3,530,157           911,209           772,986
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                      $    129,428       $ 3,530,157       $   911,209
===============================================================================================================================
Cash Paid During The Year For:
  Interest                                                                    $  1,237,504       $ 1,140,464       $ 1,227,800
  Income taxes                                                                $  2,982,379       $ 2,215,411       $   321,499
===============================================================================================================================
Supplemental Schedule of Non Cash Activities:
  Conversion of convertible note into common stock                            $  8,250,000       $        --       $        --
  Capital lease obligations incurred on lease of equipment                    $    109,463       $   208,465       $   189,948
  Issuance of note payable                                                    $         --       $        --       $ 1,017,380
===============================================================================================================================

The accompanying notes are an integral part of these consolidated statements.

                         Market Facts, Inc. and Subsidiaries for the years ended
                                                December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting Policies:

a.  Principles of Consolidation and Line of Business:

The accompanying consolidated financial statements include the accounts of Market Facts, Inc. and its subsidiaries (Company). All significant intercompany transactions have been eliminated.

The Company's primary line of business is the design, execution and interpretation of market research conducted on behalf of its clients, which include a majority of the largest 100 multinational consumer products and service companies, as well as many government agencies. One client, Procter & Gamble, accounted for 10%, 12% and 10% of total 1996, 1995 and 1994 revenue, respectively.

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

Property and equipment are reviewed for impairment whenever events or circumstances indicate that the asset's undiscounted expected cash flows are not sufficient to recover its carrying value. The Company measures an impairment loss by comparing the fair value of the asset to its carrying amount.

e.  Income Taxes:

The Company applies an asset and liability approach to account for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

f.  Earnings Per Share:

Earnings per share are based on the weighted average number of common shares and common share equivalents (resulting from options granted under the Company's 1982 Incentive Stock Option Plan and 1996 Stock Plan) outstanding during the year.

g.  Foreign Currency Translation:

Non-U.S. subsidiaries' assets and liabilities have been translated using the exchange rate in effect at the balance sheet date. Results of operations are translated using the average exchange rate prevailing throughout the period. Resulting translation gains and losses are reported as a component of stockholders' equity.

h.  Disclosure of Certain Significant Risks and Uncertainties:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

i.  Financial Instruments:

The carrying amounts of the Company's financial instruments approximate their fair values.

                         Market Facts, Inc. and Subsidiaries for the years ended
                                                December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (continued)

2.  Notes Receivable:

Notes receivable consist of amounts due from officers and employees. The notes bear interest at the prime lending rate (8.25% at December 31, 1996).

3.  Bank Borrowings:

During 1996, the Company established a revolving and term credit facility ("Credit Facility") with a bank in the amount of $7,000,000. The Credit Facility bears interest at either the lender's prime lending rate or a reserve adjusted LIBOR rate, plus between .75% and 1.5% per annum, and expires on June 30, 1998. At any time prior to June 30, 1998, the Company has a one-time right to convert up to $4,800,000 of revolving debt into a five-year term loan. The Credit Facility replaced a $4,000,000 existing line of credit. The Company maintains other established bank lines of credit totaling $3,650,000 which are renewed annually and bear interest at the prime lending rate. Borrowings outstanding under the above arrangements were $1,750,000 at December 31, 1996 and bore interest at 8.25%. No borrowings were outstanding at December 31, 1995. The weighted average interest rate outstanding during 1996 and 1995 was 8.2% and 9.0%, respectively.

4.  Accrued Expenses:

Accrued expenses consist of the following at December 31:

                                         1996         1995
                                      ----------  ----------
Compensation                          $2,821,991  $2,043,189
Real estate taxes                        913,273     858,037
Contributions to employee
 benefit plans                                --     636,786
Other                                  2,413,318   1,979,218
------------------------------------------------------------
Total                                 $6,148,582  $5,517,230
============================================================

5.  Long-Term Debt:

Long-term debt relates to the mortgage loan on the office building used by the Company as its corporate and operations headquarters. The loan bears interest at a fixed rate of 9.7% per annum. Principal payments due under the terms of the mortgage with the final principal amount due May 1, 2000 are as follows:

          In 1997       $   123,972
          In 1998       $   136,546
          In 1999       $   150,396
          In 2000       $10,008,714

6.  Stockholders' Equity:

In 1986, the stockholders approved an amendment to the Certificate of Incorporation creating a new class of 500,000 shares of preferred stock, without par value. In 1989, 25,000 shares were designated as Series A preferred stock; no Series A shares have been issued to date. In 1996, 100 shares were designated as Series B preferred stock and issued to MFI Investors L.P.

During 1996, the Company's Board of Directors approved a 2-for-1 stock split in the form of a common stock dividend which was paid on December 13, 1996. The stock dividend was not paid on treasury common stock. All common share and per share amounts, unless indicated otherwise, have been adjusted to give effect to the stock split.

Pursuant to a self-tender offer commenced in June 1996, the Company purchased 838,807 pre-split shares of its common stock from its stockholders at an aggregate purchase price of $12,162,701. The Company incurred $354,610 in related transaction costs.

The self-tender offer was made pursuant to an Investment Agreement dated June 6, 1996 among MFI Investors L.P., MFI Associates, Inc. and the Company ("Investment Agreement"), whereby MFI Investors L.P. purchased from the Company a ten-year, 7% convertible subordinated note in the principal amount of $8,250,000 ("Convertible Note"). Immediately prior to the purchase of the shares in the self-tender offer, the Convertible Note automatically converted at a rate of $7.25 per share into 1,137,930 shares of the Company's common stock. The Company incurred $820,851 in stock issuance costs associated with the Investment Agreement. A new class of Series B preferred shares was issued to MFI Investors L.P., granting it the right to elect 3 of the 11 Company directors, subject to decrease as its ownership interest decreases.

In 1996, independent of the self-tender offer, the Company purchased 30,000 shares of its common stock at a cost of $185,626. In 1995, the Company sold 33,868 shares of its common stock, previously held in treasury, to its employee benefit plans and received proceeds of $139,857.

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (continued)

Other transactions involving common stock consist of demand notes receivable due from officers and employees and unearned restricted stock. Monies received by officers and employees under the demand notes receivable were used to purchase Company common stock. These demand notes receivable, classified as a reduction of stockholders' equity, amounted to $583,996, $366,795 and $270,873 as of December 31, 1996, 1995 and 1994, respectively. Some of the notes, which are due in ten equal annual installments through 2004, provide for the forgiveness of every other principal payment, contingent upon the borrower's employment with the Company on the date such payment is due. The Company recognized $7,932, $7,932 and $5,288 of compensation expense relating to the forgiveness of debt in 1996, 1995 and 1994, respectively. All other notes are due in varying installments through 2001.

Unearned restricted stock amounted to $237,500, $285,000 and $332,500 as of December 31, 1996, 1995 and 1994, respectively, and relates to a 1992 restricted stock grant of 200,000 shares of common stock to a Company executive which vests at a rate of 10% per year, subject to his continued employment with the Company. The aggregate fair market value of the shares at date of grant is unearned compensation and the amount is amortized to compensation expense over the periods the restrictions lapse. Amortization of this compensation expense amounted to $47,500 in 1996, 1995 and 1994.

In 1989, the Board of Directors of the Company approved a stockholder rights agreement which provides for a dividend distribution of one preferred share purchase right for each outstanding share of common stock. Each right initially entitled stockholders, upon occurrence of certain events, to purchase one one-hundredth of a share of Series A preferred stock, at an exercise price of $20 per one one-hundredth of a preferred share, subject to adjustment. Giving effect to the December 1996 stock split, each share of common stock is entitled to purchase one two-hundredth of a Series A preferred share at $10 per one two-hundredth of a preferred share.

The rights become exercisable ten days after a person, group or company acquires 20% or more of Company common stock or announces a tender offer which would result in ownership of 20% or more of the common stock. The Company is entitled to redeem the rights at one-half cent per right at any time before a 20% or greater position has been acquired.

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

At any time after a person or group acquires 20% or more (but less than 50%) of the Company's outstanding common stock, the Board of Directors may exchange the rights at an exchange ratio of one share of common stock for one two-hundredth of a share of Series A preferred stock per right. The rights will expire on August 7, 1999.

Pursuant to the Investment Agreement, MFI Investors L.P. agreed not to allow its holdings of Company voting securities to exceed 37.5% (the "Standstill Percentage") of the Company's total voting securities outstanding at any time. The Standstill Percentage will be reduced to 20% if at any time MFI Investors L.P. holds less than 15% of the Company's total outstanding voting securities. The stockholders rights agreement was amended in June 1996 to provide that the rights would not become exercisable by reason of MFI Investors L.P. acquiring more than 20% of the Company's voting securities, unless and until its holdings exceed the Standstill Percentage then in effect.

7.  Employee Stock Option Plans:

Under terms of the 1982 Incentive Stock Option Plan (1982 Plan) which expired as of May 1, 1992, options to purchase shares of the Company's common stock had been granted at a price equal to the market price at the date of grant.

Options from the 1982 Plan were exercisable on or after the first anniversary of the date of the grant and expired four years after the date of the grant. 842,882 shares of the Company's common stock had been reserved for stock option grants under the 1982 Plan.

Markets Facts, Inc. and Subsidiaries for the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements (continued)

Shares under option relating to the 1982 Plan are summarized as follows:


                                          1982 Plan
                               --------------------------------
                                 1996        1995        1994
                               ---------   --------    --------

Options outstanding
 at beginning of year            164,000    587,000    695,800
Options exercised               (154,000)  (265,992)   (15,000)
Options canceled                 (10,000)  (157,008)   (93,800)

Options outstanding
 and exercisable
 at end of year                       --    164,000    587,000
==============================================================
Average price of options:
 Exercised during year             $2.51      $2.54      $2.54
 Outstanding at end of year        $  --      $2.54      $2.55
==============================================================

On September 27, 1996, the Company's Board of Directors adopted, subject to stockholder approval, the 1996 Stock Plan (1996 Plan) whereby the Company may issue to select officers, directors and key employees any or all of the following: incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, non-qualified stock options, stock appreciation rights and restricted stock. 500,000 shares of the Company's common stock have been reserved for issuance under the 1996 Plan. Except as otherwise provided, awards are granted at a price equal to the market price at the date of the grant, expire ten years after the date of the grant and vest 20% per year over a five year period.

Under the 1996 Plan, 332,000 non-qualified stock options were granted during 1996, subject to stockholder approval of the Plan, at a weighted average price of $8.79. All were outstanding at December 31, 1996.

The Company applies APB Opinion No. 25 and related Interpretations in accounting for the 1996 Plan. Accordingly, no compensation expense has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

-------------------------------------
                1996
-------------------------------------
 Net Income   As Reported  $4,277,656
              Pro Forma    $4,244,528
-------------------------------------
 Earnings     As Reported  $     1.14
 Per Share    Pro Forma    $     1.13
-------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996: expected volatility of 40%, risk-free interest rates of 6.3% and expected lives of four years for the options. The Company does not expect to pay dividends in the future.

8.  Employee Benefit Plans:

The Company maintains separate defined-contribution profit sharing plans for its U.S. and Canadian operations which cover substantially all employees. Contributions to the plans, subject to certain limitations, are at the discretion of the Company and were $951,192, $753,002 and $577,740 in 1996, 1995 and 1994, respectively.

The Company also maintains an Employee Stock Ownership Plan (ESOP), which covers substantially all U.S. employees. Under the ESOP, the Company may make contributions at its discretion, within defined limits, in the form of cash or common stock of the Company. Cash contributions must be used to purchase shares of common stock of the Company. The Company made cash contributions of $100,000 and $50,000 in 1996 and 1995, respectively.

9.  Commitments and Contingent Liabilities:

The Company leases office facilities, along with some of its computer and office equipment and vehicles, under operating lease agreements. Total rental expense was approximately $1,496,000, $1,331,000 and $1,193,000 in 1996, 1995 and 1994,
respectively. Some of the Company's leases provide for escalations based on increases in the lessors' taxes, maintenance and other operating expenses.

Computer and office equipment include $1,300,071 and $1,444,868 in 1996 and 1995, respectively, of computer and other equipment acquired under capital leases. Accumulated depreciation and amortization include $650,965 and $667,956 in 1996 and 1995, respectively, of accumulated amortization on capital leases. The leases provide for the payment of certain insurance and maintenance expenses and contain renewal options. The leases also provide for upgrading the equipment under lease and the purchase of equipment. The amortization expense for these capital leases was $236,019, $274,704 and $188,457 in 1996, 1995 and 1994,
respectively.

                         Market Facts, Inc. and Subsidiaries for the years ended
                                                December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (continued)


The minimum future rentals under capital and operating leases with an initial term of one year or more as of December 31, 1996 are as follows:


                                                           Operating Leases
                                                         ----------------------
                                               Capital   Office      Equipment
Year                                           Leases    Facilities  & Vehicles
-------------------------------------------------------  ----------  ----------
1997                                            239,941   1,367,095     52,614
1998                                            212,295   1,397,076     26,329
1999                                             81,558   1,103,158      5,380
2000                                             65,749     919,185      3,116
2001                                             65,749     702,463         --
2002 and thereafter                             109,582     955,981         --
-------------------------------------------------------------------------------
Total minimum lease payments                   $774,874  $6,444,958    $87,439
                                                         ==========    =======

Less amounts representing interest              128,844
                                               --------

Present value of minimum lease payments         646,030

Current portion                                 198,698
                                               --------

Long-term portion                              $447,332
===============================================================================

10.  Provision for Income Taxes:

The provision for income taxes consists of the following:


                                               1996         1995        1994
                                            ----------   ---------    ---------
Currently payable:
  Federal                                   $2,676,000   $1,422,900   $ 637,100
  State and local                              649,000      349,000     137,000
  Foreign                                      157,000      178,700     133,900

Deferred:
  Federal                                     (181,000)     (44,000)     (8,000)
  State and local                             (173,000)     110,000    (178,000)
  Foreign                                      (21,000)     (22,600)         --
-------------------------------------------------------------------------------
Total                                       $3,107,000   $1,994,000   $ 722,000
===============================================================================

The following is a reconciliation between the statutory Federal income tax rate and the Company's effective income tax rate:


                                                       1996     1995      1994
                                                       ----     ----     -----
Statutory Federal income tax rate                      34.0%    34.0%     34.0%

State and local income taxes, net of Federal income
  tax benefits                                          4.3      8.0       7.7

Foreign income taxes                                     .6      1.3       1.8

Foreign tax credit                                       --       --      (1.2)

Distribution of earnings of MFCL                         --       --       0.7

Change in the valuation allowance for deferred
  tax assets                                             --       --     (11.8)

Other                                                   3.2      3.9       2.3
-------------------------------------------------------------------------------
Effective income tax rate                              42.1%    47.2%     33.5%
===============================================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1996 and 1995 are presented below:

                                                            1996        1995
                                                          ---------   ---------
Significant deferred tax assets (liabilities):
  Doubtful accounts                                       $ 408,856   $ 329,689
  Vacation                                                  162,968     144,102
  Rent abatement                                             92,371     100,206
  Net operating loss carryforwards                          155,459      53,297
  Other                                                     289,747     120,020
  Depreciation                                             (193,788)   (205,545)
                                                          ---------   ---------
    Net deferred tax asset                                $ 915,613   $ 541,769
                                                          ==========  =========

As a result of a reassessment, which included the consideration of expected future taxable income and available tax planning strategies, the valuation allowance related to state deferred tax assets at January 1, 1994 of $254,000 was eliminated. Of that amount, approximately $79,000 was realized in 1994. The Company has net operating loss carryforwards at December 31, 1996 of approximately $1,733,000 which are available to offset certain future state income through 2007. At December 31, 1996, all deferred tax assets are considered realizable in view of past, current and the expectation of future taxable income.

Market Facts, Inc. and Subsidiaries for the years ended December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements (continued)

Federal income taxes and foreign withholding taxes have not been provided on the Company's share of the undistributed earnings of MFCL ($1,384,869 at December 31, 1996) since these earnings are considered to be permanently reinvested. The net Federal income taxes and foreign withholding taxes which would be payable if these earnings were distributed would be insignificant to the financial position and results of operations of the Company.

11.  Market Facts of Canada, Ltd. (MFCL):

In April 1994, the Company acquired the remaining 50% of the issued and outstanding common stock of MFCL in consideration of a note payable for $1,017,380. The acquisition has been accounted for under the purchase method of accounting.

The excess of the purchase price over the fair market value of the net assets acquired has been recorded as goodwill and is being amortized using the straight-line method over 15 years.

The Company's consolidated financial statements report MFCL's results of operations and cash flow activity for the periods subsequent to April 1994 under the consolidated method of accounting.

MFCL maintains offices in Toronto, Montreal and New Westminster and provides Canadian and American firms with marketing research information on Canadian consumers. MFCL utilizes the same general methods of marketing research as the Company and maintains its own survey staff and mail panel. This is the Company's only foreign subsidiary.

12.  Quarterly Results of Operations (Unaudited):

The following is a summary of the unaudited quarterly results of operations for 1996 and 1995 (in thousands, except for earnings per share):


        1996           First   Second    Third   Fourth
--------------------------------------------------------
Revenue               $18,659  $20,127  $20,478  $24,532
Gross margin          $ 7,956  $ 8,278  $ 8,878  $10,501
Net income            $   528  $   704  $ 1,034  $ 2,012
Earnings per share    $   .14  $   .18  $   .29  $   .57
========================================================

1995                   First   Second    Third   Fourth
--------------------------------------------------------
Revenue               $15,333  $16,332  $15,880  $17,064
Gross margin          $ 6,583  $ 7,332  $ 6,979  $ 7,401
Net income            $   417  $   514  $   549  $   746
Earnings per share    $   .11  $   .13  $   .14  $   .19
========================================================


--------------------------------------------------------------------------------

Independent Auditors' Report

To the Stockholders and Board of Directors of Market Facts, Inc.:

   We have audited the accompanying consolidated balance sheets of Market Facts, Inc. and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Market Facts, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                                   KPMG Peat Marwick LLP
                                                   Chicago, Illinois
                                                   February 25, 1997