Form 10-K, Exhibit 13
period 1997-12-31
MARKET FACTS INC
filed 1998-03-26
CIK 62465

                                                                      Exhibit 13
Selected Financial Data
-----------------------


                                 1993         1994         1995         1996          1997
----------------------------------------------------------------------------------------------
Revenue                       $45,609,073  $55,483,032  $64,608,724  $83,795,562  $100,064,294
----------------------------------------------------------------------------------------------
Income from operations          2,662,481    3,294,736    5,194,779    8,397,948    10,281,163
----------------------------------------------------------------------------------------------
Net income                      1,074,352    1,434,167    2,226,119    4,277,656     5,822,098
----------------------------------------------------------------------------------------------
Basic earnings per share              15c          20c          29c          57c           80c
----------------------------------------------------------------------------------------------
Diluted earnings per share            15c          19c          29c          55c           77c
----------------------------------------------------------------------------------------------
Cash and cash equivalents     $   772,986  $   911,209  $ 3,530,157  $   129,428  $ 36,444,256
----------------------------------------------------------------------------------------------
Working capital                 2,046,108    3,624,220    5,993,486    3,104,192    40,160,854
----------------------------------------------------------------------------------------------
Total assets                   27,974,494   31,681,983   34,376,637   38,385,227    86,891,747
----------------------------------------------------------------------------------------------
Long-term obligations          10,931,573   11,453,019   10,955,870   10,742,988    10,409,088
----------------------------------------------------------------------------------------------
Cash dividends declared            5-1/2c       7-1/4c       9-1/2c          10c            --
----------------------------------------------------------------------------------------------

Dividends & Market Price Statistics
-----------------------------------

              CASH DIVIDENDS        MARKET PRICE STATISTICS*
---------------------------------------------------------------------
                                     1996                1997
                1996  1997      High        Low      High     Low
---------------------------------------------------------------------

4th Quarter    2-1/2c  --    $10-11/16   $4-1/16    $24-3/4   $16 3/4
3rd Quarter    2-1/2c  --      4-1/4      3-1/2      31-5/8    10 1/4
2nd Quarter    2-1/2c  --      3-15/16    3-3/16     14         9 1/8
1st Quarter    2-1/2c  --      3-7/16     2-1/2      10-5/8     7
---------------------------------------------------------------------

*Market Facts, Inc. common stock trades on The Nasdaq National Market under the symbol MFAC.

All common share and per share amounts, unless indicated otherwise, have been adjusted to give effect to a 2-for-1 stock split in December 1996 and an additional 2-for-1 stock split in May 1997. The Company discontinued cash dividends to invest in its future growth. See Management's Discussion and Analysis. As of March 4, 1998, there were approximately 768 holders of record of Market Facts, Inc. common stock and the closing price of the common stock was $19.25.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     Market Facts is a leading provider of custom market research services. Custom market research involves the measurement of customer beliefs, attitudes and behavior toward particular products, services, concepts or advertising. Founded in 1946, the Company provides quantitative and qualitative marketing research both domestically and internationally through its network of fourteen offices and its global affiliations.

     In July 1997, the Company completed the acquisition of the outstanding stock of BAIGlobal, Inc., an international market research and information company based in New York, at a cost of $3.9 million, net of acquired cash.

Results of Operations: Comparison of 1997 to 1996

     The Company had revenue of $100.1 million during 1997, an increase of 19.4% over 1996. The increase in revenue was due primarily to the addition of clients for whom the Company did not perform any research services during the previous fiscal year, the impact of acquiring BAIGlobal and continued expansion of marketing research services within the Company's existing client base.

     Gross margin for 1997 was $43.7 million, an increase of 22.6% over 1996. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 43.6% in 1997 compared to 42.5% in 1996. The improvement in the gross margin percentage was primarily attributable to higher gross margins on telephone business.

     Operating expenses for 1997 rose by $6.2 million, an increase of 22.7% compared to 1996. Operating expenses as a percentage of revenue increased from 32.5% in 1996 to 33.4% in 1997. The increases were due primarily to higher marketing staff expenses to support the growth in business, the impact of acquiring BAIGlobal and continued investments in new products and technologies. The Company expects in 1998 to continue adding marketing staff to support higher anticipated levels of business and investing in technology and new product development. In 1997, the Company was able to expand its data gathering capacity with only minimal expansion of facilities by entering into partnering relationships with third party providers. The Company expects in 1998 that it may be necessary to acquire additional real estate to accommodate growth in staff due to higher expected levels of business.

     The 1997 provision for income taxes reflected an effective tax rate of 38.9% versus 42.1% in 1996. The decrease in the effective tax rate was primarily due to a reduction in foreign, state and local income taxes. The Company expects its effective tax rate to be in the 39-42% range in 1998.

     Net income for 1997 rose 36.1% to a record $5.8 million or 5.8% of revenue compared with $4.3 million and 5.1% of revenue in 1996. Basic earnings per share increased by 40.4% to $.80 in 1997 from $.57 in 1996. Diluted earnings per share increased by 40.0% to $.77 in 1997 from $.55 in 1996.

Results of Operations: Comparison of 1996 to 1995

     The Company had revenue of $83.8 million during 1996, an increase of 29.7% over 1995. The increase in revenue was due to the addition of major research programs for new clients as well as expansion of services for existing clients.

     Gross margin for 1996 was $35.6 million, an increase of 25.9% over 1995. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 42.5% in 1996 compared to 43.8% in 1995. The decrease in the gross margin percentage was primarily attributable to the fact that the Company experienced growth in large projects which yielded lower gross margin percentages but which required only a minimal increase in operating expenses.

     Operating expenses for 1996 rose by $4.1 million, an increase of 17.8% compared to 1995, due primarily to higher marketing staff expenses to support the growth in business and continued investments in new products and technologies. Operating expenses as a percentage of revenue decreased from 35.8% in 1995 to 32.5% in 1996. This reduction was primarily attributable to the fact that the Company experienced growth in larger projects where certain data gathering functions were outsourced. The Company was able to expand its data gathering capacity with only minimal expansion of facilities by entering into partnering relationships with third party providers.

     The 1996 provision for income taxes reflected an effective tax rate of 42.1% versus 47.2% in 1995. The decrease in the effective tax rate was primarily due to a reduction in state and local income taxes.

     Net income for 1996 rose 92.2% to $4.3 million or 5.1% of revenue compared with $2.2 million and 3.4% of revenue in 1995. Basic earnings per share increased by 96.6% to $.57 in 1996 from $.29 in 1995. Diluted earnings per share increased by 89.7% to $.55 in 1996 from $.29 in 1995.

Liquidity and Capital Resources

     The Company's liquidity depends primarily upon its net income, accounts receivable, accounts payable and accrued expenses. Historically, the Company has financed its operations through cash generated from operating activities and bank lines of credit.

     In October 1997, the Company completed a public offering of its common stock which resulted in net proceeds to the Company of $36.9 million. The Company intends to use the net proceeds as working capital and for general corporate purposes, including acquisitions, investments in technology, new product development and joint ventures.

     During 1997, cash and cash equivalents increased by $36.3 million. The increase relates to investments in short-term debt instruments funded by the proceeds of the public offering. Net cash flow provided by operating activities was $10.2 million in 1997 compared to $4.5 million in 1996 and $.48 million in 1995. The increase in 1997 was due primarily to improved billing and collection of client accounts receivable and increased net income. Cash used in investing activities was $6.5 million in 1997 compared to $3.9 million in 1996 and $2.0 million in 1995. The increase in 1997 was due primarily to the acquisition of BAIGlobal, net of acquired cash partially offset by lower purchases of property. The increase from 1995 to 1996 was due to increased purchases of property. Cash provided by financing activities was $32.6 million in 1997 compared to cash used in financing activities of $4.0 million in 1996 and $0.2 million in 1995. Cash provided in 1997 was due primarily to the proceeds from the public offering, partially offset by repayment of notes payable to BAIGlobal's selling shareholders and net repayment of short-term borrowings. Cash used in financing activities in 1996 was due primarily to the purchase of the Company's common stock for treasury pursuant to a self-tender offer partially offset by the net proceeds from the issuance of a convertible note and short-term borrowings.

     The Company expects that additional investments in equipment and facilities will continue to be necessary to support the anticipated growth in business and that capital expenditures in 1998 will be equal to or higher than 1997.

     The Company's available borrowings under established bank credit facilities increased from $10.7 million to $13.7 million during 1997. There were no borrowings outstanding at December 31, 1997. Borrowings outstanding under these arrangements were $1.8 million at December 31, 1996.

     At its October 1996 meeting, the Board of Directors established a policy to omit future cash dividends in order to fund the continued development and growth of the Company's business.

     The Company believes that the proceeds from its public offering, cash flow from operations and borrowings available from its bank credit facilities will be sufficient to meet its working capital expenditure requirements for the foreseeable future. It is the Company's intention to continue to pursue acquisition opportunities as a means to grow, and these acquisitions may require an amount of capital that exceeds that available from the proceeds of the public offering, cash from operations and existing bank arrangements.

Year 2000

     The Company is aware of issues associated with the programming code in existing computer systems as the year 2000 approaches. The Company is utilizing both internal and external resources to identify, correct or reprogram, and test its systems for Year 2000 compliance. Management is in the process of assessing the Year 2000 compliance expense and the related potential effect on the Company's earnings.

Inflation

     Inflation has historically had only a minor effect on the Company's results of operations and its internal and external sources of liquidity and working capital because the Company has generally been able to increase prices to reflect cost increases due to inflation.

Forward-Looking Statements

     Certain statements contained in the Message to Shareholders and in this Management's Discussion and Analysis section constitute "forward-looking statements" made in reliance upon the safe harbor contained in Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include those relating to anticipated growth, levels of capital expenditures, acquisition opportunities, the addition of staff, the development of new products and services, the need to acquire additional real estate and the effective tax rate in 1998. The Company's prospects for growth are subject to significant economic and other uncertainties, some of which are beyond the Company's control. Factors which could adversely impact the Company's revenues include: (i) a downturn in general economic conditions which could cause a decrease in spending on market research projects, (ii) a change in client management personnel which could cause the client to lower its purchases from the Company, and (iii) the impact of competitive pricing and products which could cause a reduction or loss in client business. In addition, should the technology used by the industry change so as to differ materially from the type of technology relied upon by the Company, the Company's business could be adversely affected. Further, the Company's ability to grow through acquisitions will be dependent upon, among other things, the availability of suitable acquisition candidates and related financing on terms deemed reasonable by the Company, and the Company's ability to successfully integrate future acquisitions into its existing business. Finally, expansion into global markets is subject to the ability to fully understand cultural differences, the availability of suitable joint venture or acquisition candidates, risks of foreign currency fluctuations and other uncertainties. Any of these factors could cause the Company's actual results to differ materially from those described in the forward-looking statements.

Recently Issued Financial Accounting Standards

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("Statement 130"). Implementation of Statement 130 is required for periods beginning after December 15, *1997. Statement 130 establishes standards to report and display comprehensive income and its components in a full set of general purpose financial statements. The standard requires all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed in equal prominence with the other financial statements. The Company is currently evaluating its options for disclosure under Statement 130 and will adopt the Statement during the year ending December 31, 1998.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement 131"). Implementation of Statement 131 is required for periods beginning after December 15, 1997. Statement 131 establishes standards for the way companies are to report information about operating segments in annual financial statements and requires those companies to report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is currently evaluating its options for disclosure under Statement 131 and will adopt the Statement during the year ending December 31, 1998.


Consolidated Balance Sheets
                                                              Assets
                                                                            1997           1996
                                                                        ------------   ------------

Current Assets:
     Cash and cash equivalents                                          $ 36,444,256   $    129,428
     Bank certificate of deposit                                              50,000         50,000
     Accounts receivable:
       Trade, less allowance for doubtful accounts of
         $1,101,551 and $1,007,243 in 1997 and 1996, respectively         20,085,658     14,630,041
      Other                                                                   60,189         94,846
     Notes receivable                                                        188,844         48,037
     Revenue earned on contracts in progress in excess of billings         4,618,736      3,886,057
     Deferred income taxes                                                 1,136,254        979,298
     Prepaid expenses and other assets                                       514,323        339,829
------------------------------------------------------------------------------------------------------
     Total Current Assets                                                 63,098,260     20,157,536
------------------------------------------------------------------------------------------------------
Property, at cost:
     Land                                                                  1,221,459      1,221,459
     Building and building improvements                                   13,242,699     12,974,017
     Computer and office equipment                                        10,108,298      8,632,940
     Furniture and fixtures                                                3,910,442      3,607,685
     Leasehold improvements                                                1,735,739      1,596,015
     Vehicles                                                                137,572        226,438
------------------------------------------------------------------------------------------------------
                                                                          30,356,209     28,258,554
     Less accumulated depreciation and amortization                      (13,274,711)   (10,776,931)
------------------------------------------------------------------------------------------------------
             Net Property                                                 17,081,498     17,481,623
------------------------------------------------------------------------------------------------------
Other Assets:
     Goodwill and other intangibles, net of accumulated amortization
      of $229,772 and $497,544 in 1997 and 1996, respectively              4,959,752        536,068
     Deferred income taxes, noncurrent                                     1,063,833        --
     Investment in affiliated companies                                      688,404        210,000
------------------------------------------------------------------------------------------------------
             Total Other Assets                                            6,711,989        746,068
------------------------------------------------------------------------------------------------------
             Total Assets                                               $ 86,891,747   $ 38,385,227
======================================================================================================
See accompanying notes to consolidated financial statements.

                                                                 5


                                                                Market Facts, Inc. and Subsidiaries as of December 31, 1997 and 1996
====================================================================================================================================

                                               Liabilities and Stockholders' Equity

                                                                                  1997           1996
                                                                              ------------   ------------

Current Liabilities:
     Accrued expenses                                                         $ 10,052,639   $  6,148,582
     Billings in excess of revenues earned on contracts in progress              9,267,185      4,569,609
     Accounts payable                                                            2,380,596      3,137,798
     Income taxes                                                                  945,449        884,686
     Current portion of obligations under capital leases                           154,991        198,698
     Current portion of long-term debt                                             136,546        363,971
     Short-term borrowings                                                         --           1,750,000
------------------------------------------------------------------------------------------------------------
              Total Current Liabilities                                         22,937,406     17,053,344
------------------------------------------------------------------------------------------------------------

Long-Term Liabilities:
     Long-term debt                                                             10,159,110     10,295,656
     Obligations under capital leases, noncurrent portion                          249,978        447,332
     Deferred income taxes                                                       --                63,685
------------------------------------------------------------------------------------------------------------
              Total Long-Term Liabilities                                       10,409,088     10,806,673
------------------------------------------------------------------------------------------------------------
              Total Liabilities                                                 33,346,494     27,860,017
------------------------------------------------------------------------------------------------------------

Stockholders' Equity:
     Preferred stock, no par value; 500,000 shares authorized;
       Series A-none issued; Series B-100 shares issued                          --              --
     Common stock, $1 par value; 15,000,000 shares authorized;
      10,875,258 and 8,966,258 shares issued in 1997 and 1996, respectively     10,875,258      8,966,258
     Capital in excess of par value                                             44,707,038      9,497,671
     Cumulative foreign currency translation                                      (133,632)       (75,319)
     Retained earnings                                                          12,672,160      6,850,062
------------------------------------------------------------------------------------------------------------
                                                                                68,120,824     25,238,672
     Less 2,042,550 shares of treasury common stock at cost                    (13,891,966)   (13,891,966)
     Less other transactions involving common stock                               (683,605)      (821,496)
------------------------------------------------------------------------------------------------------------
              Total Stockholders' Equity                                        53,545,253     10,525,210
------------------------------------------------------------------------------------------------------------
              Total Liabilities and Stockholders' Equity                      $ 86,891,747   $ 38,385,227
============================================================================================================
                                                         6

      Market Facts, Inc. and Subsidiaries for the years ended December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

Consolidated Statements of Earnings

                                                              1997             1996             1995
                                                          ------------      -----------      -----------
Revenue                                                   $100,064,294      $83,795,562      $64,608,724
--------------------------------------------------------------------------------------------------------
Direct Costs:
     Payroll                                                18,071,133       16,167,308       13,853,642
     Other expenses                                         38,321,485       32,015,577       22,459,675
--------------------------------------------------------------------------------------------------------
           Total                                            56,392,618       48,182,885       36,313,317
--------------------------------------------------------------------------------------------------------
           Gross Margin                                     43,671,676       35,612,677       28,295,407
--------------------------------------------------------------------------------------------------------
Operating Expenses:
     Selling                                                 3,324,273        2,600,727        2,292,190
     General and administrative                             28,702,981       23,562,810       20,005,436
     Contributions to profit sharing and employee
       stock ownership plans                                 1,363,259        1,051,192          803,002
--------------------------------------------------------------------------------------------------------
           Total                                            33,390,513       27,214,729       23,100,628
--------------------------------------------------------------------------------------------------------
           Income From Operations                           10,281,163        8,397,948        5,194,779
--------------------------------------------------------------------------------------------------------
Other Income (Expense):
     Interest expense                                       (1,131,920)      (1,214,445)      (1,137,728)
     Interest income                                           298,141          126,008           77,636
     Other income, net                                          87,714           75,145           85,432
--------------------------------------------------------------------------------------------------------
           Total                                              (746,065)      (1,013,292)        (974,660)
--------------------------------------------------------------------------------------------------------
Income Before Provision For Income Taxes                     9,535,098        7,384,656        4,220,119
Provision For Income Taxes                                   3,713,000        3,107,000        1,994,000
--------------------------------------------------------------------------------------------------------
Net Income                                                $  5,822,098      $ 4,277,656      $ 2,226,119
========================================================================================================
Basic Earnings Per Share                                  $        .80      $       .57      $       .29
========================================================================================================
Diluted Earnings Per Share                                $        .77      $       .55      $       .29
========================================================================================================

See accompanying notes to consolidated financial statements.

            Market Facts, Inc. and Subsidiaries for the years ended December 31,
                                                             1997, 1996 and 1995
================================================================================

Consolidated Statements of Stockholders' Equity

                                                   1997             1996              1995
                                               ------------     ------------       -----------
PREFERRED STOCK:
     Balance at beginning and end of year      $           -     $          -      $          -
================================================================================================
COMMON STOCK:
     Balance at beginning of year              $    8,966,258    $  8,090,012      $  7,524,160
     Impact of stock splits                                 -      (1,707,614)           33,868
     Common stock issued during the year            1,909,000       2,583,860           531,984
------------------------------------------------------------------------------------------------
     Balance at end of year                    $   10,875,258    $  8,966,258      $  8,090,012
================================================================================================
CAPITAL IN EXCESS OF PAR VALUE:
     Balance at beginning of year              $    9,497,671    $  2,328,137      $  1,765,776
     Common stock issued during the year, net      35,024,396       7,169,434           562,361
     Tax benefit from stock related awards            184,971               -                 -
     Preferred stock issued during the year                 -             100                 -
------------------------------------------------------------------------------------------------
     Balance at end of year                    $   44,707,038   $   9,497,671      $  2,328,137
================================================================================================
CUMULATIVE FOREIGN CURRENCY TRANSLATION:
     Balance at beginning of year              $      (75,319)  $     (69,144)     $   (100,391)
     Current year adjustment                          (58,313)         (6,175)           31,247
------------------------------------------------------------------------------------------------
     Balance at end of year                    $     (133,632)  $     (75,319)     $    (69,144)
================================================================================================
RETAINED EARNINGS:
     Balance at beginning of year              $    6,850,062   $   3,541,626      $  2,470,147
     Net income                                     5,822,098       4,277,656         2,226,119
     Dividends declared on common stock:
        Cash--10c per share in 1996 and
        9-1/2c in 1995                                     -         (738,939)         (721,784)
        Impact of stock splits                              -        (230,281)         (432,856)
------------------------------------------------------------------------------------------------
     Balance at end of year                    $   12,672,160   $   6,850,062      $  3,541,626
================================================================================================
TREASURY COMMON STOCK:
     Balance at beginning of year              $  (13,891,966)  $  (1,189,029)     $ (1,310,134)
     Treasury stock purchased                               -     (12,702,937)                -
     Treasury stock issued                                  -                -          121,105
------------------------------------------------------------------------------------------------
     Balance at end of year                    $  (13,891,966)  $ (13,891,966)     $ (1,189,029)
================================================================================================
OTHER TRANSACTIONS INVOLVING COMMON STOCK:
     Balance at beginning of year              $     (821,496)  $     (651,795)    $   (603,373)
     Payments received on
      demand notes receivable                          82,459           19,867           55,896
     Vesting of restricted stock and demand
      notes receivable                                 55,432           55,432           55,432
     Issuance of demand notes receivable                    -         (245,000)        (159,750)
------------------------------------------------------------------------------------------------
     Balance at end of year                    $     (683,605)  $     (821,496)    $   (651,795)
================================================================================================
TOTAL STOCKHOLDERS' EQUITY                     $   53,545,253   $   10,525,210     $ 12,049,807
================================================================================================

See accompanying notes to consolidated financial statements.

                         Market Facts, Inc. and Subsidiaries for the years ended
                                                December 31, 1997, 1996 and 1995
================================================================================

Consolidated Statements of Cash Flows

                                                                                       1997           1996          1995
                                                                                   ------------   ------------   -----------
Cash Flows From Operating Activities:
     Net income                                                                    $  5,822,098   $  4,277,656   $ 2,226,119
     Adjustments to reconcile net income to net cash
         provided by operating activities:
       Depreciation and amortization                                                  2,882,935      2,495,354     2,164,114
       Deferred income taxes                                                            (79,970)      (374,049)       43,783
       Vesting of restricted stock and demand notes receivable                           55,432         55,432        55,432
       Net gain on disposal of property                                                 (17,336)       (27,715)      (39,297)
       Changes in assets and liabilities, net of effects from acquisition:
         Accounts receivable                                                         (3,126,707)    (5,176,560)       31,518
         Prepaid expenses and other assets                                             (189,607)       (30,386)      126,853
         Billings in excess of (less than) revenues earned on
            contracts in progress                                                     3,658,353        242,447      (875,035)
         Accounts payable and accrued expenses                                        1,062,386      2,552,391     1,364,902
         Income taxes                                                                   175,217        496,878      (297,918)
-----------------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                                 10,242,801      4,511,448     4,800,471
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
     Acquisition of BAIGlobal, net of acquired cash                                  (3,918,677)        --            --
     Purchases of property                                                           (2,068,536)    (3,234,009)   (1,570,259)
     Payment for acquisition of MFCL                                                     --           (339,126)     (339,127)
     Investment in affiliated companies                                                (478,404)      (210,000)       --
     Investment in notes receivable                                                    (165,000)      (246,200)     (238,945)
     Proceeds from notes receivable                                                     106,652         52,244       114,914
     Proceeds from the sale of property                                                  24,798         38,297        65,559
-----------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                                     (6,499,167)    (3,938,794)   (1,967,858)
-----------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
     Proceeds from issuance of common stock, net                                     36,893,841         --            --
     Repayment of short-term borrowings                                             (14,237,672)   (12,100,000)   (2,000,000)
     Proceeds from short-term borrowings                                             12,487,672     13,850,000     2,000,000
     Repayment of notes payable to BAIGlobal's selling shareholders                  (2,250,000)        --            --
     Reduction of obligations under capital leases and long-term debt                  (543,689)       (96,628)     (323,719)
     Tax benefit from stock related awards                                              184,971         --            --
     Proceeds from exercise of stock options                                             39,555        386,250       676,605
     Purchase of treasury stock                                                          --        (12,702,937)       --
     Proceeds from issuance of convertible note                                          --          8,250,000        --
     Payment of stock issuance costs                                                     --           (820,851)       --
     Dividends paid                                                                      --           (738,939)     (721,784)
     Proceeds from issuance of preferred stock                                           --                100        --
     Proceeds from the sale of treasury stock                                            --             --           139,857
-----------------------------------------------------------------------------------------------------------------------------
           Net cash provided by (used in) financing activities                       32,574,678     (3,973,005)     (229,041)
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                                  (3,484)          (378)       15,376
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                 36,314,828     (3,400,729)    2,618,948
Cash and cash equivalents at beginning of year                                          129,428      3,530,157       911,209
-----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                           $ 36,444,256   $    129,428   $ 3,530,157
=============================================================================================================================
Cash Paid During The Year For:
     Interest                                                                      $  1,142,265   $  1,237,504   $ 1,140,464
     Income taxes, net of refunds                                                     3,452,164      2,982,379     2,215,411
=============================================================================================================================
Supplemental Schedule of Non Cash Activities:
     Conversion of convertible note into common stock                              $         --   $  8,250,000   $        --
     Capital lease obligations incurred on lease of equipment                                --        109,463       208,465
=============================================================================================================================

See accompanying notes to consolidated financial statements.

1.  Summary of Significant Accounting Policies:

a.  Principles of Consolidation and Line of Business:

The accompanying consolidated financial statements include the accounts of Market Facts, Inc. and its subsidiaries (Company). All significant intercompany transactions have been eliminated.

The Company's primary line of business is the design, execution and interpretation of market research conducted on behalf of its clients, which include a majority of the largest 100 multinational consumer products and service companies, as well as many government agencies. One client, Procter & Gamble, accounted for 11%, 10% and 12% of total 1997, 1996 and 1995 revenue, respectively.

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

f.  Earnings Per Share:

Effective December 15, 1997, the Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share." As a result, the Company's reported earnings per share for all prior periods presented have been restated. Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share were determined giving effect to all dilutive potential common shares that were outstanding during the year.

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

h.  Disclosure of Certain Significant Risks and Uncertainties:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

i.  Financial Instruments:

The carrying amounts of the Company's financial instruments approximate their fair values with the exception of long-term debt which has a fair value of approximately $10,884,000 at December 31, 1997.

j.  Goodwill and Other Intangibles:

Goodwill represents the unamortized cost in excess of the fair value of net assets acquired and is amortized on a straight-line basis over the period of expected benefit ranging from 15 to 25 years. Other intangibles are recorded at cost and amortized using the straight-line method over their estimated economic lives. The Company periodically evaluates the recoverability of goodwill and other intangibles by assessing whether the carrying values can be recovered from undiscounted future cash flows expected to be generated by the assets.

2.  Notes Receivable:

Notes receivable consist of amounts due from officers and employees. The notes bear interest at the prime lending rate (8.5% at December 31, 1997).

3.  Bank Borrowings:

The Company has established a revolving and term credit facility ("Credit Facility") with a bank in the amount of $10,000,000. The Credit Facility bears interest at either the lender's prime lending rate or a reserve adjusted LIBOR rate, plus between .75% and 1.5% per annum, and expires on June 30, 1998. At any time prior to June 30, 1998, the Company has a one-time right to convert up to $7,000,000 of revolving debt into a five-year term loan. The Company maintains other established bank lines of credit totaling $3,650,000 which are renewed annually and bear interest at various lending rates. No borrowings were outstanding under the above arrangements at December 31, 1997. At December 31, 1996, borrowings outstanding were $1,750,000 and bore interest at 8.25%.


4.  Accrued Expenses:

Accrued expenses consist of the following at December 31:

                         1997           1996
                     -----------     ----------

Compensation         $ 4,292,279     $3,403,704
Real estate taxes      1,005,685        913,273
Other                  4,754,675      1,831,605
-----------------------------------------------
Total                $10,052,639     $6,148,582
===============================================

5.  Long-Term Debt:

Long-term debt relates to the mortgage loan on the office building used by the Company as its corporate and operations headquarters. The loan bears interest at a fixed rate of 9.7% per annum. Principal payments due under the terms of the mortgage with the final principal amount due May 1, 2000 are as follows:


           In 1998............$   136,546
           In 1999............$   150,396
           In 2000............$10,008,714

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

On October 27, 1997, the Company completed a public offering of its common stock in which 1,900,000 shares were sold by the Company, resulting in proceeds of approximately $37,411,000. The Company incurred $517,159 of stock issuance costs associated with the public offering.

On April 28, 1997, the Company's Board of Directors approved a 2-for-1 stock split in the form of a common stock dividend which was paid on May 27, 1997. All common and per share amounts have been adjusted to give effect to the stock split.

On April 29, 1997, the Company amended its Restated Certificate of Incorporation effecting an increase in the number of authorized shares of common stock to 15,000,000.

On October 28, 1996, the Company's Board of Directors approved a 2-for-1 stock split in the form of a common stock dividend which was paid on December 13, 1996. The stock dividend was not paid on treasury common stock. All common share and per share amounts, unless indicated otherwise, have been adjusted to give effect to the stock split.

Pursuant to a self-tender offer commenced in June 1996, the Company purchased 1,677,614 shares of its common stock from its stockholders at an aggregate purchase price of $12,162,701. The Company incurred $354,610 in related transaction costs.

The self-tender offer was made pursuant to an Investment Agreement dated June 6, 1996 among MFI Investors L.P., MFI Associates, Inc. and the Company ("Investment Agreement"), whereby MFI Investors L.P. purchased from the Company a ten-year, 7% convertible subordinated note in the principal amount of $8,250,000 ("Convertible Note"). Immediately prior to the purchase of the shares in the self-tender offer, the Convertible Note automatically converted at a rate of $3.625 per share into 2,275,860 shares of the Company's common stock. The Company incurred $820,851 in stock issuance costs associated with the Investment Agreement. A new class of Series B preferred shares was issued to MFI Investors L.P., granting it the right to elect 3 directors, subject to decrease as its ownership interest decreases.

In 1996, independent of the self-tender offer, the Company purchased 60,000 shares of its common stock at a cost of $185,626. In 1995, the Company sold 67,736 shares of its common stock, previously held in treasury, to its employee benefit plans and received proceeds of $139,857.

Other transactions involving common stock consist of demand notes receivable due from officers and employees and unearned restricted stock. Monies received by officers and employees under the demand notes receivable were used to purchase Company common stock. These demand notes receivable, classified as a reduction of stockholders' equity, amounted to $493,606, $583,996 and $366,795 as of December 31, 1997, 1996 and 1995, respectively. Some of the notes, which are due in ten equal annual installments through 2004, provide for the forgiveness of every other principal payment, contingent upon the borrower's employment with the Company on the date such payment is due. The Company recognized $7,932 of compensation expense relating to the forgiveness of debt in 1997, 1996 and 1995. All other notes are due in varying installments through 2001.

Unearned restricted stock amounted to $190,000, $237,500 and $285,000 as of December 31, 1997, 1996 and 1995, respectively, and relates to a 1992 restricted stock grant of 400,000 shares of common stock to a Company executive which vests at a rate of 10% per year, subject to his continued employment with the Company. The aggregate fair market value of the shares at date of grant is unearned compensation and the amount is amortized to compensation expense over the periods the restrictions lapse. Amortization of this compensation expense amounted to $47,500 in 1997, 1996 and 1995.

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

Giving effect to the December 1996 and May 1997 stock splits, each share of common stock is entitled to purchase one four-hundredth of a Series A preferred share at $5 per one four-hundredth of a preferred share.

The rights become exercisable ten days after a person, group or company acquires 20% or more of Company common stock or announces a tender offer which would result in ownership of 20% or more of the common stock. The Company is entitled to redeem the rights at one-fourth cent per right at any time before a 20% or greater position has been acquired.

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

At any time after a person or group acquires 20% or more (but less than 50%) of the Company's outstanding common stock, the Board of Directors may exchange the rights at an exchange ratio of one share of common stock for one four-hundredth of a share of Series A preferred stock per right. The rights will expire on August 7, 1999.

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

Under terms of the 1996 Stock Plan (1996 Plan), the Company may issue to select officers, directors and key employees any or all of the following: incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, non-qualified stock options, stock appreciation rights and restricted stock. The Company has reserved 1,000,000 shares of common stock for issuance under the 1996 Plan. Except as otherwise provided, awards are granted at a price equal to the market price at the date of the grant, expire ten years after the date of the grant and vest 20% per year over a five year period.

Stock option activity during the years ended December 31, 1997, 1996 and 1995 was as follows:



                            1997              1996               1995
                               Weighted           Weighted           Weighted
                                Average            Average            Average
                               Exercise           Exercise           Exercise
                     Shares     Price     Shares    Price    Shares    Price
--------------------------------------------------------------------------------

Outstanding at
     beginning
     of year         664,000     $ 4.40   328,000   $1.27  1,174,000   $1.27

Granted              132,500      12.68   664,000    4.40         --      --

Exercised             (9,000)      4.40  (308,000)   1.25   (531,984)   1.27

Canceled             (16,000)      4.41   (20,000)   1.53   (314,016)   1.28
                    --------              -------          ---------
Outstanding at
     end of year     771,500     $ 5.82   664,000   $4.40    328,000   $1.27
                    ========              =======          =========
Options
     exercisable
     at year-end     120,600                   --            328,000
                    ========              =======          =========

Weighted average
  fair value of
  options granted
  during the year          $4.98       $1.72
                           =====       =====

The following table summarizes information about stock options outstanding at December 31, 1997:



                       Options Outstanding             Options Exercisable
                ----------------------------------  ------------------------
                   Number       Weighted-Average       Number    Weighted-
                             ---------------------
Range of        Outstanding   Remaining             Exercisable   Average
Exercise             at      Contractual  Exercise       at       Exercise
Prices            12/31/97      Life       Price     12/31/97      Price
---------       ----------------------------------  ------------------------
$ 4.40 --  4.42     639,000    8.8 years    $ 4.40      120,600      $4.40
$10.69 -- 12.88     132,000    9.4           12.65           --         --
$19.58                  500   10.0           19.58           --         --
                    -------                             -------
                    771,500    8.9          $ 5.82      120,600      $4.40
                    =======                             =======

The Company applies APB Opinion No. 25 and related Interpretations in accounting for the 1996 Plan. Accordingly, no compensation expense has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                         -------------------------------------
                                               1997            1996
------------------------------------------------------------------------------
Net Income              As Reported         $5,822,098      $4,277,656
                        Pro Forma           $5,437,548      $4,244,528
------------------------------------------------------------------------------
Basic Earnings          As Reported               $.80            $.57
Per Share               Pro Forma                 $.75            $.57
------------------------------------------------------------------------------
Diluted Earnings        As Reported               $.77            $.55
Per Share               Pro Forma                 $.72            $.55
------------------------------------------------------------------------------


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996, respectively: expected volatility of 40% for both years, risk-free interest rates of 6.4% and 6.3% and expected lives of four years for both years. The Company does not expect to pay dividends in the future.

8.  Earnings Per Share:

Reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 1997, 1996 and 1995 are as follows:


                                                1997
                                 --------------------------------------
                                                             Per-Share
                                   Income       Shares         Amount
                                 ----------   ----------     -----------
Basic Earnings Per Share
  Net Income                     $5,822,098    7,294,537        $.80
                                                             ===========
Effect of Dilutive Securities
  Stock Options                          --      265,961
                                 ----------   ----------
Diluted Earnings Per Share
  Income available to
    common stockholders
    plus assumed conversions     $5,822,098    7,560,498        $.77
                                 ==========   ==========     ===========

                                                1996
                                 --------------------------------------
                                                              Per-Share
                                   Income       Shares          Amount
                                 ----------   ----------     -----------
Basic Earnings Per Share
  Net Income                     $4,277,656    7,447,700        $.57
                                                             ===========
Effect of Dilutive Securities
  Stock Options                          --       63,122
  7% Convertible
    subordinated note                40,029      286,037
                                 ----------   ----------
Diluted Earnings Per Share
  Income available to
    common stockholders
    plus assumed conversions     $4,317,685    7,796,859        $.55
                                 ==========   ==========     ===========

                                                1995
                                 --------------------------------------
                                                             Per-Share
                                   Income       Shares          Amount
                                 ----------   ----------     -----------
Basic Earnings Per Share
  Net Income                     $2,226,119    7,593,108        $.29
                                                             ===========
Effect of Dilutive Securities
  Stock Options                          --      175,716
                                 ----------   ----------
Diluted Earnings Per Share
  Income available to
    common stockholders
    plus assumed conversions     $2,226,119    7,768,824        $.29
                                 ==========   ==========     ===========

9.  Employee Benefit Plans:

The Company maintains separate defined-contribution profit sharing plans for its U.S. and Canadian operations which cover substantially all employees. Contributions to the plans, subject to certain limitations, are at the discretion of the Company and were $1,163,259, $951,192 and $753,002 in 1997, 1996 and 1995, respectively.

The Company also maintains an Employee Stock Ownership Plan (ESOP), which covers substantially all U.S. employees. Under the ESOP, the Company may make contributions at its discretion, within defined limits, in the form of cash or common stock of the Company. Cash contributions must be used to purchase shares of common stock of the Company. The Company made cash contributions of $200,000, $100,000 and $50,000 in 1997, 1996 and 1995, respectively.

10.  Commitments and Contingent Liabilities:

The Company leases office facilities, along with some of its computer and office equipment and vehicles, under operating lease agreements. Total rental expense was approximately $1,631,000, $1,496,000 and $1,331,000 in 1997, 1996 and 1995,
respectively. Some of the Company's leases provide for escalations based on increases in the lessors' taxes, maintenance and other operating expenses.

Computer and office equipment include $1,141,403 and $1,300,071 in 1997 and 1996, respectively, of computer and other equipment acquired under capital leases. Accumulated depreciation and amortization include $757,555 and $650,965 in 1997 and 1996, respectively, of accumulated amortization on capital leases. The leases provide for the payment of certain insurance and maintenance expenses and contain renewal options. The leases also provide for upgrading the equipment under lease and the purchase of equipment. The amortization expense for these capital leases was $199,397, $236,019 and $274,704 in 1997, 1996 and 1995,
respectively.

The minimum future rentals under capital and operating leases with an initial term of one year or more as of December 31, 1997 are as follows:

                                           Operating Leases
                                     -----------------------------
                       Capital         Office           Equipment
Year                   Leases        Facilities         & Vehicles
------------------------------       ----------         ----------
1998                  $180,183       $1,807,892           $455,906
1999                    76,129        1,585,281            431,606
2000                    63,001        1,340,994            318,573
2001                    63,001        1,066,535             69,565
2002                    63,001          846,364             24,293
2003 and thereafter     42,001          764,363                 --
------------------------------------------------------------------
Total minimum
  lease payments      $487,316       $7,411,429         $1,299,943

Less amounts
  representing
  interest              82,347
                      --------
Present value
  of minimum
  lease payments       404,969

Current portion        154,991
                      --------

Long-term portion     $249,978
==================================================================

11.  Provision for Income Taxes:

The provision for income taxes consists of the following:



                                1997          1996          1995
                            ----------     ----------    ----------
Currently payable:
  Federal                   $3,073,000     $2,676,000    $1,422,900
  State and local              680,000        649,000       349,000
  Foreign                       41,000        157,000       178,700

Deferred:
  Federal                       80,000       (181,000)      (44,000)
  State and local             (138,000)      (173,000)      110,000
  Foreign                      (23,000)       (21,000)      (22,600)
-------------------------------------------------------------------
Total                       $3,713,000     $3,107,000    $1,994,000
===================================================================

The following is a reconciliation between the statutory Federal income tax rate and the Company's effective income tax rate:



                                 1997      1996      1995
                                ------    ------    ------
Statutory Federal
  income tax rate                34.0%     34.0%     34.0%

State and local income
  taxes, net of Federal
  income tax benefits             3.8       4.3       8.0

Foreign income taxes               .1        .6       1.3

Amortization of intangibles       1.0        .2        .3

Other                              --       3.0       3.6
----------------------------------------------------------
Effective income tax rate        38.9%     42.1%     47.2%
==========================================================

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1997 and 1996 are presented below:


Significant deferred
  tax assets (liabilities):                 1997            1996
                                         ----------      ----------
  Doubtful accounts                      $  405,385      $  408,856
  Vacation                                  198,708         162,968
  Rent abatement                             87,474          92,371
  Net operating loss carryforwards        1,324,731         155,459
  Other                                     329,844         289,747
  Depreciation                             (146,055)       (193,788)
                                         ----------      ----------
     Net deferred tax asset              $2,200,087      $  915,613
                                         ==========      ==========

The Company has net operating loss carryforwards at December 31, 1997 of approximately $5,248,000 which are available to offset certain future Federal and state income through 2012. Utilization of approximately $2,974,000 of the net operating loss carryforwards is limited to approximately $338,000 per year due to the change in ownership resulting from the acquisition of BAIGlobal, Inc. At December 31, 1997, all deferred tax assets are considered realizable in view of past, current and the expectation of future taxable income.

Federal income taxes and foreign withholding taxes have not been provided on the Company's share of the undistributed earnings of Market Facts of Canada, Ltd. ($1,394,433 at December 31, 1997) since these earnings are considered to be permanently reinvested. The net Federal income taxes and foreign withholding taxes which would be payable if these earnings were distributed would be insignificant to the financial position and results of operations of the Company.

12.  Acquisition of BAIGlobal, Inc.:

On July 31, 1997, the Company completed the acquisition of all the outstanding stock of BAIGlobal, Inc., an international market research and information company. The purchase price was an amount equal to (i) $3,700,000 in cash, as adjusted based upon BAIGlobal's closing net worth, plus (ii) the assumption of $2,250,000 in debt payable to two of BAIGlobal's selling shareholders, and (iii) up to $5,000,000 of possible contingent payments in the form of cash and stock based on BAIGlobal exceeding a certain earnings target for the period July 31, 1997 through December 31, 1999. Twenty percent of the contingent payment is subject to the continuous employment of the selling shareholders through December 31, 1999, with certain specified exceptions, and is considered a compensatory arrangement. The Company has determined that payment of the compensation is probable, therefore $1,000,000 is being recorded as compensation expense on a straight-line basis through December 31, 1999. The Company recorded $172,414 of expense in 1997. The remaining $4,000,000 is considered additional purchase price and will be recorded as goodwill at the time the Company has determined beyond a reasonable doubt that such contingent consideration will be paid.

The acquisition was accounted for under the purchase method of accounting. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

The operating results of BAIGlobal have been included in the consolidated statements of earnings and cash flows since the date of acquisition. The following unaudited pro forma financial information is provided for 1997 and 1996 as though the Company had acquired BAIGlobal at the beginning of the year being reported on:




                                           Unaudited
                                -------------------------------
                                    1997               1996
                                ------------       ------------
Revenue                         $106,531,656        $94,216,372
Net Income                      $  5,839,619        $ 4,671,169
Basic Earnings Per Share        $        .80        $       .63
Diluted Earnings Per Share      $        .77        $       .60

The pro forma financial results do not necessarily reflect actual results which may have occurred if the acquisition had taken place at the beginning of the year being reported on, nor are they necessarily indicative of the results of future combined operations.

13.  Quarterly Results of Operations (Unaudited):

The following is a summary of the unaudited quarterly results of operations for 1997 and 1996 (in thousands, except for earnings per share):



1997                     First       Second       Third       Fourth
----------------------------------------------------------------------
Revenue                $21,581      $25,253     $24,859      $28,371
Gross margin           $ 9,731      $11,168     $10,555      $12,218
Net income             $   835      $ 1,081     $ 1,280      $ 2,626
Basic earnings
  per share            $   .12      $   .16     $   .18      $   .31
Diluted earnings
  per share            $   .12      $   .15     $   .18      $   .30
======================================================================

1996                   First      Second      Third      Fourth
-----------------------------------------------------------------
Revenue              $18,659     $20,127    $20,478     $24,532
Gross margin         $ 7,956     $ 8,278    $ 8,878     $10,501
Net income           $   528     $   704    $ 1,034     $ 2,012
Basic earnings
  per share          $   .07     $   .09    $   .15     $   .29
Diluted earnings
  per share          $   .07     $   .08    $   .14     $   .29
=================================================================

The increase in the Company's operating results in the fourth quarter of 1997 was due largely to the impact of the acquisition of BAIGlobal, Inc. The increase in the fourth quarter of 1996 was due primarily to an unusually large number of client research projects that were required to be completed before the end of the calendar year.

================================================================================

Independent Auditors' Report

To the Stockholders and Board of Directors of Market Facts, Inc.:

     We have audited the accompanying consolidated balance sheets of Market Facts, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Market Facts, Inc. and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                       KPMG Peat Marwick LLP
                                       Chicago, Illinois
                                       February 25, 1998