Form 10-K, Exhibit 13
period 1998-12-31
MARKET FACTS INC
filed 1999-03-30
CIK 62465

                                                                      Exhibit 13


SELECTED FINANCIAL DATA





                                        1994                1995                1996                 1997                 1998
------------------------------------------------------------------------------------------------------------------------------------
Revenue                             $  55,483,032      $   64,608,724      $  83,795,562       $  100,064,294       $    136,532,924
------------------------------------------------------------------------------------------------------------------------------------
Income from operations                  3,294,736           5,194,779          8,397,948           10,281,163             14,559,481
------------------------------------------------------------------------------------------------------------------------------------
Net income                              1,434,167           2,226,119          4,277,656            5,822,098              9,009,949
Basic earnings per share                      .20                 .29                .57                  .80                   1.02
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share                    .19                 .29                .55                  .77                    .98

------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents           $     911,209      $    3,530,157      $     129,428       $   36,444,256       $     28,475,066
------------------------------------------------------------------------------------------------------------------------------------
Working capital                         3,624,220           5,993,486          3,104,192           40,160,854             25,859,308
------------------------------------------------------------------------------------------------------------------------------------
Total assets                           31,681,983          34,376,637         38,385,227           86,891,747            105,454,474
Long-term obligations                  11,453,019          10,955,870         10,742,988           10,409,088             11,197,130
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends declared                     7 1/4(cent)         9 1/2(cent)           10(cent)         --                   --
------------------------------------------------------------------------------------------------------------------------------------




                                              MARKET PRICE STATISTICS
---------------------------------------------------------------------------------

                                        1997                        1998
---------------------------------------------------------------------------------
                                 High          Low          High          Low
---------------------------------------------------------------------------------

4th Quarter                    $ 24 3/4      $ 16 3/4       $ 28 1/2     $ 17 5/8
3rd Quarter                      31 5/8        10 1/4         28 1/2       18 1/2
2nd Quarter                      14             9 1/8         24 1/4       19
1st Quarter                      10 5/8         7             20 15/16     15 1/4
---------------------------------------------------------------------------------

Market Facts, Inc. common stock trades on The Nasdaq Stock Marketsm under the symbol MFAC.


All common share and per share amounts, unless indicated otherwise, have been adjusted to give effect to a 2-for-1 stock split in December 1996 and an additional 2-for-1 stock split in May 1997. The Company discontinued cash dividends in 1997 to invest in its future growth. See Management's Discussion and Analysis. The Company does not expect to pay dividends in the future. As of February 26, 1999, there were approximately 710 holders of record of Market Facts, Inc. common stock and the closing price of the common stock was $23.50.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

     Market Facts is a leading provider of custom market research services. Custom market research involves the measurement of customer beliefs, attitudes and behavior toward particular products, services, concepts or advertising. Founded in 1946, the Company provides quantitative and qualitative marketing research both domestically and internationally through its network of twenty offices and its global affiliations.

Acquisitions

     In August 1998, the Company acquired the net assets of Product Intelligence, Inc., a market research firm operating a national network of multimedia computerized consumer interviewing stations in 35 separate markets that provide clients with rapid turnaround of market research requiring consumer exposure to marketing elements. The purchase price included $4.5 million in cash and shares of Market Facts' common stock, and additional consideration contingent upon future earnings.

     In March 1998, the Company acquired the net assets of Tandem Research Associates, Inc., a 16 year-old firm providing specialized custom and multi-client research products and services to leading pharmaceutical companies and emerging biotech firms. The purchase price included $14.4 million in cash and additional consideration contingent upon future earnings.

     In January 1998, the Company completed the acquisition of the outstanding stock of Strategy Research Corporation, a full service market research company specializing in Hispanic research in the U.S and Latin America. The purchase price included $1.2 million in cash and additional consideration contingent upon future earnings.

     In July 1997, the Company acquired all of the outstanding stock of BAIGlobal, Inc., a full service market research and information company offering a complete range of research services--quantitative, qualitative and competitive tracking--in the United States and internationally. The purchase price included $3.7 million in cash and additional consideration contingent upon future earnings.

Results of Operations: Comparison of 1998 to 1997

     The Company had revenue of $136.5 million during 1998, an increase of 36.4% over 1997. Approximately $20.4 million or 56% of the increase in revenue was due to the growth of core business. Of the growth in core business, 60% was from business with existing clients and the remainder from business with clients for whom the Company did not perform any research services during the previous fiscal year. Approximately $16.1 million or 44% of the increase in revenue was due to the acquisitions of BAIGlobal, Strategy Research, Tandem Research and Product Intelligence.

     The Company experienced revenue growth across most of its major industry groups as follows:



                                    1998                    Change
                                   Revenue      % of         from
INDUSTRY                           (000S)       TOTAL        1997
-----------------------------------------------------------------
Consumer package goods          $  45,823        34%        26.9%
Financial services                 19,641        14         94.1
Healthcare                         19,254        14        140.7
Business services                  15,861        12         13.8
Consumer durables                  11,347         8         13.5
Retail and restaurants              9,227         7         (1.4)
Telecommunications                  6,365         5         57.8
ALL OTHER                           9,015         6          6.1
----------------------------------------------------------------
Total                           $ 136,533       100%        36.4%
----------------------------------------------------------------
----------------------------------------------------------------

     Gross margin for 1998 was $59.5 million, an increase of 36.1% over 1997. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 43.5% in 1998 compared to 43.6% in 1997.

     Operating expenses for 1998 rose by $11.5 million, an increase of 34.5% compared to 1997. The increase was due primarily to higher operating expenses to support the growth in core business, including higher personnel-related expenses and investments in information technology, and the inclusion of the operating expenses from the companies acquired in 1997 and 1998. Operating expenses as a percentage of revenue decreased from 33.4% in 1997 to 32.9% in 1998.

     The 1998 provision for income taxes reflected an effective tax rate of 38.9% in 1998, consistent with the 1997 effective tax rate.

     Net income for 1998 rose 54.8% to a record $9.0 million or 6.6% of revenue compared with $5.8 million and 5.8% of revenue in 1997. Diluted earnings per share increased by 27.3% to $.98 in 1998 from $.77 in 1997.


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

     The Company experienced revenue growth across most of its major industry groups as follows:


                                   1997                    Change
                                  Revenue      % of         from
INDUSTRY                          (000S)       TOTAL        1996
----------------------------------------------------------------
Consumer package goods          $  36,123        36%        15.8%
Business services                  13,940        14         15.0
Financial services                 10,121        10         24.3
Consumer durables                   9,995        10         41.7
Retail and restaurants              9,358         9         33.4
Healthcare                          7,998         8         57.8
Telecommunications                  4,034         4        (11.6)
ALL OTHER                           8,495         9         (1.6)
-----------------------------------------------------------------
Total                           $ 100,064       100%        19.4%
-----------------------------------------------------------------
-----------------------------------------------------------------

     Gross margin for 1997 was $43.7 million, an increase of 22.6% over 1996. The increase in gross margin was due to the growth in revenue. Gross margin as a percentage of revenue was 43.6% in 1997 compared to 42.5% in 1996. The improvement in the gross margin percentage was primarily attributable to higher gross margins on telephone business.

     Operating expenses for 1997 rose by $6.2 million, an increase of 22.7% compared to 1996. The increase was due primarily to higher personnel-related expenses to support the growth in business, the impact of acquiring BAIGlobal and continued investments in new products and technologies.Operating expenses as a percentage of revenue increased from 32.5% in 1996 to 33.4% in 1997.

     The 1997 provision for income taxes reflected an effective tax rate of 38.9% versus 42.1% in 1996. The decrease in the effective tax rate was primarily due to a reduction in foreign, state and local income taxes.

     Net income for 1997 rose 36.1% to $5.8 million or 5.8% of revenue compared with $4.3 million and 5.1% of revenue in 1996. Diluted earnings per share increased by 40.0% to $.77 in 1997 from $.55 in 1996.

Liquidity and Capital Resources

     The Company's liquidity depends primarily upon its net income and management of its working capital, principally accounts receivable, accounts payable and accrued expenses. Historically, the Company has financed its operations through cash generated from operating activities and bank lines of credit.

     In October 1997, the Company generated $36.9 million in net proceeds from a public offering of its common stock. At December 31, 1998, the Company had cash and cash equivalents of $28.5 million. The Company intends to utilize this cash for working capital and other general corporate purposes, including acquisitions, investments in technology, new product development and joint ventures.

     During 1998, cash and cash equivalents decreased by $8.0 million. The decrease was due primarily to the acquisitions of Strategy Research, Tandem Research and Product Intelligence, partially offset by cash provided by operating activities. During 1997, cash and cash equivalents increased by $36.3 million. The increase was due primarily to the net proceeds from the Company's public offering. During 1996, cash and cash equivalents decreased by $3.4 million. The decrease was due primarily to the purchase of the Company's common stock pursuant to a self-tender offer partially offset by the net proceeds from the issuance of a convertible note and short-term borrowings.

     Net cash flow provided by operating activities was $16.1 million in 1998 compared to $10.4 million in 1997 and $4.5 million in 1996. The increase in 1998 was due primarily to higher net income and higher non-cash expenses for depreciation and amortization. The increase in 1997 as compared to 1996 was due primarily to improved billing and collection of client accounts receivable and increased net income.

     Cash used in investing activities was $23.9 million in 1998 compared to $6.5 million in 1997 and $3.9 million in 1996. The increase in 1998 was due primarily to the acquisitions made during 1998 and higher purchases of property and equipment. The increase in 1997 as compared to 1996 was due to the acquisition of BAIGlobal, net of acquired cash, partially offset by lower purchases of property and equipment.

     Cash used in financing activities was $.2 million in 1998 compared to cash provided of $32.4 million in 1997 and cash used in financing activities of $4.0 million in 1996. Cash provided in 1997 was due primarily to the proceeds from the public offering.

     The Company expects that additional investments in equipment and facilities will continue to be necessary to support the anticipated growth in business and that capital expenditures in 1999 will be equal to or higher than 1998.

     The Company's available borrowings under established bank credit facilities were $13.7 million during 1998 and 1997. There were no borrowings outstanding at December 31, 1998 and 1997.

     At its October 1996 meeting, the Board of Directors established a policy to omit future cash dividends in order to fund the continued development and growth of the Company's business.

     The Company believes that its cash on hand, cash flow from operations and borrowings available from its bank credit facilities will be sufficient to meet its working capital expenditure requirements for the foreseeable future. It is the Company's intention to continue to pursue acquisi-tion opportunities as a means to grow, and these acquisi-tions may require an amount of capital that exceeds its cash on hand, cash expected to be provided from operations and cash available from existing bank arrangements.


Year 2000

     The Company recognizes the need to identify and correct problems associated with its existing computer systems and certain non-information technology systems as the Year 2000 approaches. Both internal and external resources are being used to identify, to correct, and to test these financial, information and operational systems for Year 2000 compliance. The Company has assessed its internal systems for Year 2000 compliance and has made inquiries of its suppliers to assess the potential impact on the Company's operations if key third parties are not successful in converting their systems in a timely manner. The Company's assessment of its internal systems has been completed. All inquiries of third parties have been made, however, the Company is awaiting some responses. The Company expects its full review of Year 2000 issues, including its review of third party compliance, to be completed by March 31, 1999.

     Costs and expenses incurred through December 31, 1998 in addressing the Year 2000 issue have not been material. Based on its assessment efforts to date, the Company does not believe that its operations will be materially impacted by a failure of its internal systems to be Year 2000 compliant and has identified approximately $600,000 in costs to be incurred in 1999 in order to replace certain of its telephone systems and computer equipment and its human resource/payroll information system that are not Year 2000 compliant. The Company expects most of these costs will be capitalized.

     Although the Company does not at this time believe that its business operations or financial condition will be materially impacted by a failure of its suppliers to be Year 2000 compliant, it is difficult for the Company to assess the likelihood, or the impact on its business, of such entities' failure until its assessment is completed. The Company currently anticipates that additional expense and capital expenditures associated with its Year 2000 compliance plan will be necessary, although the Company does not expect such costs to have a material adverse effect on its financial position or results of operations. The actual amount of these costs will not be known, however, until the Company's review of the Year 2000 issue has been completed and tested.

     The Company anticipates that its remediation efforts and necessary testing related to the Year 2000 issue will be completed by September 1999. The Company is in the process of developing contingency plans in the event of Year 2000 failures, and anticipates that these contingency plans will be in place by September 1999.

     The Company's expectations about future costs necessary to achieve Year 2000 compliance, the impact on its operations and its ability to bring each of its systems into Year 2000 compliance are subject to a number of uncertainties that could cause actual results to differ materially. Such factors include the following: (i) The Company may not be successful in properly identifying all systems and programs that contain two-digit year codes; (ii) The nature and number of systems which require reprogramming, upgrading or replacement may exceed the Company's expectations in terms of complexity and scope; (iii) The Company may not be able to complete all remediation and testing necessary in a timely matter; (iv) The Company has no control over the ability of its key suppliers and customers to achieve Year 2000 compliance; and (v) The impact of the Year 2000 problem on key customers may be of such magnitude that it may adversely affect their demand for the Company's products and services.


Quantitative and Qualitative Disclosures about Market Risk

     The Company's exposure to market risk for changes in interest rates relates primarily to the Company's cash equivalents and long-term debt obligation. The Company does not use derivative financial instruments. The Company places its investments with high credit quality issuers and limits the amount of credit exposure to any one issuer. As stated in its policy, the Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and reinvestment risk.

     The Company mitigates default risk by investing in high credit quality securities. The portfolio includes only securities with active secondary or resale markets to ensure portfolio liquidity. All cash equivalents held at December 31, 1998 mature in 28 days or less.

     The Company has no cash flow exposure due to rate changes for its long-term debt obligation as the rate is fixed. The Company has primarily entered into short-term debt obligations to support acquisition and general corporate purposes including capital expenditures and working capital needs.


     The Company is exposed to potential gains or losses from foreign currency fluctuations affecting earnings denominated in Canadian dollars. The Company also transacts business in various foreign countries and pays vendors in foreign currencies. The Company currently does not hedge such foreign currency transactions with forward contracts as any potential losses are not material and are typically passed on to clients.

Inflation

     Inflation has historically had only a minor effect on the Company's results of operations and its internal and external sources of liquidity and working capital because the Company has generally been able to increase prices to reflect cost increases due to inflation.


Forward-Looking Statements

     Certain statements contained in the Message to Shareholders and in this Management's Discussion and Analysis section constitute "forward-looking statements" made in reliance upon the safe harbor contained in Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include those relating to anticipated growth, levels of capital expenditures, acquisition opportunities, the addition of staff, the development of new products and services, and the need to acquire additional real estate. The Company's prospects for growth are subject to significant economic and other uncertainties, some of which are beyond the Company's control. Factors which could adversely impact the Company's revenues include: (i) a downturn in general economic conditions which could cause a decrease in spending on market research projects, (ii) a change in client management personnel which could cause the client to lower its purchases from the Company, and (iii) the impact of competitive pricing and products which could cause a reduction or loss in client business. In addition, should the technology used by the industry change so as to differ materially from the type of technology relied upon by the Company, the Company's business could be adversely affected. Further, the Company's ability to grow through acquisitions will be dependent upon, among other things, the availability of suitable acquisition candidates and related financing on terms deemed reasonable by the Company, and the Company's ability to successfully integrate future acquisitions into its existing business.

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


Recently Issued Financial Accounting Standards

     In March 1998, the American Institute of Certified Public Accountants released Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires capitalization of certain costs of computer software developed or obtained for internal use, provided that those costs are not research and development. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The Company is currently evaluating the requirements of SOP 98-1 and the effects, if any, on our current policy of accounting for software costs.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement 133"). Implementation of Statement 133 is required for periods beginning after June 15, 1999. Statement 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that derivatives be recognized in the balance sheet at fair value and specifies the accounting for changes in fair value. The Company currently does not hold derivative instruments or engage in hedging activities.

CONSOLIDATED STATEMENTS OF EARNINGS



                                                                            1998                   1997                  1996
                                                                            ----                   ----                  ----

REVENUE                                                              $     136,532,924        $  100,064,294        $   83,795,562
DIRECT COSTS:
    Payroll                                                                 24,715,160            18,071,133            16,167,308
    Other expenses                                                          52,358,850            38,321,485            32,015,577
------------------------------------------------------------------------------------------------------------------------------------
             Total                                                          77,074,010            56,392,618            48,182,885
------------------------------------------------------------------------------------------------------------------------------------
             Gross Margin                                                   59,458,914            43,671,676            35,612,677

OPERATING EXPENSES:
    Selling                                                                  4,725,959             3,324,273             2,600,727
    General and administrative                                              40,173,474            30,066,240            24,614,002
------------------------------------------------------------------------------------------------------------------------------------
             Total                                                          44,899,433            33,390,513            27,214,729
------------------------------------------------------------------------------------------------------------------------------------
             Income From Operations                                         14,559,481            10,281,163             8,397,948
------------------------------------------------------------------------------------------------------------------------------------
OTHER INCOME (EXPENSE):
    Interest expense                                                        (1,100,515)           (1,131,920)           (1,214,445)
    Interest income                                                            924,778               298,141               126,008
    Other income, net                                                          354,205                87,714                75,145
------------------------------------------------------------------------------------------------------------------------------------
             Total                                                             178,468              (746,065)           (1,013,292)
------------------------------------------------------------------------------------------------------------------------------------

Income Before Provision For Income Taxes                                    14,737,949             9,535,098             7,384,656
Provision For Income Taxes                                                   5,728,000             3,713,000             3,107,000

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                           $       9,009,949        $    5,822,098        $    4,277,656
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
BASIC EARNINGS PER SHARE                                             $            1.02        $          .80        $          .57
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
DILUTED EARNINGS PER SHARE                                           $             .98        $          .77        $          .55
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------





CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME



                                                                            1998                   1997                  1996
                                                                            ----                   ----                  ----


NET INCOME                                                           $       9,009,949        $    5,822,098        $    4,277,656
------------------------------------------------------------------------------------------------------------------------------------

OTHER COMPREHENSIVE LOSS:
    Foreign currency translation adjustments                                  (100,430)              (58,313)               (6,175)
------------------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME                                                 $       8,909,519        $    5,763,785        $    4,271,481
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                          ASSETS


                                                                                                  1998                   1997
                                                                                                  ----                   ----


CURRENT ASSETS:
    Cash and cash equivalents                                                              $      28,475,066        $   36,444,256
    Bank certificate of deposit                                                                       50,000                50,000
    Accounts receivable:
      Trade, less allowance for doubtful accounts of
        $1,177,460 and $1,101,551 in 1998 and 1997, respectively                                  20,287,698            20,085,658
      Other                                                                                           49,269                60,189
    Revenue earned on contracts in progress in excess of billings                                  5,724,794             4,618,736
    Deferred income taxes                                                                            675,499             1,136,254
    Prepaid expenses and other assets                                                                540,359               703,167
------------------------------------------------------------------------------------------------------------------------------------
             Total Current Assets                                                                 55,802,685            63,098,260
------------------------------------------------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, AT COST:
    Land                                                                                           1,221,459             1,221,459
    Building and building improvements                                                            13,260,298            13,242,699
    Computer and office equipment                                                                 14,986,398            10,108,298
    Furniture and fixtures                                                                         4,427,862             3,910,442
    Leasehold improvements                                                                         1,982,387             1,735,739
    Vehicles                                                                                         240,283               137,572
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  36,118,687            30,356,209
    Less accumulated depreciation and amortization                                               (15,636,212)          (13,274,711)
------------------------------------------------------------------------------------------------------------------------------------
             Net Property and Equipment                                                           20,482,475            17,081,498
------------------------------------------------------------------------------------------------------------------------------------

OTHER ASSETS:
    Goodwill and other intangibles, net of accumulated amortization
      of $1,036,545 and $229,772 in 1998 and 1997, respectively                                   27,818,619             4,959,752
    Deferred income taxes, noncurrent                                                                789,881             1,063,833
    Investment in affiliated companies                                                               560,814               688,404
------------------------------------------------------------------------------------------------------------------------------------
             Total Other Assets                                                                   29,169,314             6,711,989
------------------------------------------------------------------------------------------------------------------------------------
             Total Assets                                                                  $     105,454,474        $   86,891,747
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                           LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                                  1998                   1997
                                                                                                  ----                   ----


CURRENT LIABILITIES:
    Accrued expenses                                                                       $      14,074,491        $   10,052,639
    Billings in excess of revenues earned on contracts in progress                                 9,760,679             9,267,185
    Accounts payable                                                                               4,988,039             2,380,596
    Income taxes                                                                                     673,879               945,449
    Current portion of obligations under capital leases                                              295,893               154,991
    Current portion of long-term debt                                                                150,396               136,546
------------------------------------------------------------------------------------------------------------------------------------
             Total Current Liabilities                                                            29,943,377            22,937,406
------------------------------------------------------------------------------------------------------------------------------------

LONG-TERM LIABILITIES:
    Long-term debt                                                                                10,008,714            10,159,110
    Obligations under capital leases, noncurrent portion                                           1,188,416               249,978
------------------------------------------------------------------------------------------------------------------------------------
             Total Long-Term Liabilities                                                          11,197,130            10,409,088
------------------------------------------------------------------------------------------------------------------------------------
             Total Liabilities                                                                    41,140,507            33,346,494

STOCKHOLDERS' EQUITY:
    Preferred stock, no par value; 500,000 shares authorized;
      Series A-none issued; Series B-100 shares issued                                              --                      --
    Common stock, $1 par value; 15,000,000 shares authorized;
      10,910,058 and 10,875,258 shares issued in 1998 and 1997, respectively                      10,910,058            10,875,258
    Capital in excess of par value                                                                46,172,329            44,707,038
    Accumulated other comprehensive loss--foreign currency translation adjustments                   (234,062)             (133,632)
    Retained earnings                                                                             21,682,109            12,672,160
------------------------------------------------------------------------------------------------------------------------------------

                                                                                                  78,530,434            68,120,824
    Less treasury common stock at cost; 1,970,557 and 2,042,550 shares
      in 1998 and 1997, respectively                                                             (13,612,265)          (13,891,966)
    Less other transactions involving common stock                                                  (604,202)             (683,605)
------------------------------------------------------------------------------------------------------------------------------------
             Total Stockholders' Equity                                                           64,313,967            53,545,253
------------------------------------------------------------------------------------------------------------------------------------
             Total Liabilities and Stockholders' Equity                                    $     105,454,474        $   86,891,747
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                                            1998                   1997                  1996
                                                                            ----                   ----                  ----

PREFERRED STOCK:
    Balance at beginning and end of year                             $       --               $     --              $     --
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

COMMON STOCK:
    Balance at beginning of year                                     $      10,875,258        $    8,966,258        $    8,090,012
    Common stock issued                                                         34,800             1,909,000             2,583,860
    Impact of stock splits                                                   --                     --                  (1,707,614)
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                           $      10,910,058        $   10,875,258        $    8,966,258
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

CAPITAL IN EXCESS OF PAR VALUE:
    Balance at beginning of year                                     $      44,707,038        $    9,497,671        $    2,328,137
    Common and treasury stock issued                                           813,852            35,024,396             7,169,434
    Tax benefit from stock related awards                                      651,439               184,971              --
    Preferred stock issued                                                   --                     --                         100
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                           $      46,172,329        $   44,707,038        $    9,497,671
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE LOSS:
    Balance at beginning of year                                     $        (133,632)       $      (75,319)       $      (69,144)
    Foreign currency translation adjustments                                  (100,430)              (58,313)               (6,175)
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                           $        (234,062)       $     (133,632)       $      (75,319)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS:
    Balance at beginning of year                                     $      12,672,160        $    6,850,062        $    3,541,626
    Net income                                                               9,009,949             5,822,098             4,277,656
    Dividends declared on common stock:
      Cash--10(cent)per share in 1996                                             --                     --               (738,939)
    Impact of stock splits                                                        --                     --               (230,281)
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                           $      21,682,109        $   12,672,160        $    6,850,062
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

TREASURY COMMON STOCK:
    Balance at beginning of year                                     $     (13,891,966)       $  (13,891,966)       $   (1,189,029)
    Treasury stock issued                                                      279,701                   --               --
    Treasury stock purchased                                                      --                     --            (12,702,937)
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                           $     (13,612,265)       $  (13,891,966)       $  (13,891,966)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

OTHER TRANSACTIONS INVOLVING COMMON STOCK:
    Balance at beginning of year                                     $        (683,605)       $     (821,496)       $     (651,795)
    Payments received on demand notes receivable                                23,971                82,459                19,867
    Vesting of restricted stock and demand notes receivable                     55,432                55,432                55,432
    Issuance of demand notes receivable                                           --                     --               (245,000)
------------------------------------------------------------------------------------------------------------------------------------
    Balance at end of year                                           $        (604,202)       $     (683,605)       $     (821,496)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

TOTAL STOCKHOLDERS' EQUITY                                           $      64,313,967        $   53,545,253        $   10,525,210
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            1998                   1997                  1996
                                                                            ----                   ----                  ----

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                             $ 9,009,949        $    5,822,098        $    4,277,656
    Adjustments to reconcile net income to net cash
         provided by operating activities:
      Depreciation and amortization                                          4,065,792             2,882,935             2,495,354
      Deferred income taxes                                                    390,564               (79,970)             (374,049)
      Vesting of restricted stock and demand notes receivable                   55,432                55,432                55,432
      Net gain on disposal of property and equipment                           (85,141)              (17,336)              (27,715)
      Income from affiliated companies                                        (123,066)             --                    --
      Changes in assets and liabilities, net of effects from acquisition:
         Accounts receivable                                                   777,289            (3,126,707)           (5,176,560)
         Prepaid expenses and other assets                                    (264,808)             (189,607)              (30,386)
         Billings in excess of (less than) revenues earned on
             contracts in progress                                          (1,201,106)            3,658,353               242,447
         Accounts payable and accrued expenses                               2,760,038             1,062,386             2,552,391
         Income taxes                                                          721,975               360,188               496,878
------------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by operating activities                      16,106,918            10,427,772             4,511,448
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisitions, net of acquired cash                                     (19,971,065)           (3,918,677)             --
    Purchases of property and equipment                                     (4,144,833)           (2,068,536)           (3,234,009)
    Proceeds from notes receivable                                             212,315               106,652                52,244
    Investment in affiliated companies                                          36,561              (478,404)             (210,000)
    Investment in notes receivable                                           --                     (165,000)             (246,200)
    Proceeds from the sale of property                                       --                       24,798                38,297
    Payment for acquisition of MFCL                                          --                     --                    (339,126)
------------------------------------------------------------------------------------------------------------------------------------
             Net cash used in investing activities                         (23,867,022)           (6,499,167)           (3,938,794)
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayment of short-term borrowings                                      (6,653,936)          (14,237,672)          (12,100,000)
    Proceeds from short-term borrowings                                      6,503,936            12,487,672            13,850,000
    Reduction of obligations under capital leases and long-term debt          (334,098)             (543,689)              (96,628)
    Proceeds from exercise of stock options                                    304,588                39,555               386,250
    Proceeds from issuance of common stock, net                              --                   36,893,841              --
    Repayment of notes payable to BAIGlobal's selling shareholders           --                   (2,250,000)             --
    Purchase of treasury stock                                               --                     --                 (12,702,937)
    Proceeds from issuance of convertible note                               --                     --                   8,250,000
    Payment of stock issuance costs                                          --                     --                    (820,851)
    Dividends paid                                                           --                     --                    (738,939)
    Proceeds from issuance of preferred stock                                --                     --                         100
------------------------------------------------------------------------------------------------------------------------------------
             Net cash provided by (used in) financing activities              (179,510)           32,389,707            (3,973,005)
------------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                        (29,576)               (3,484)                 (378)
------------------------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        (7,969,190)           36,314,828            (3,400,729)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              36,444,256               129,428             3,530,157
------------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $28,475,066        $   36,444,256        $      129,428
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
CASH PAID DURING THE YEAR FOR:
    Interest                                                               $ 1,100,515        $    1,142,265        $    1,237,504
    Income taxes, net of refunds                                             4,615,750             3,452,164             2,982,379
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL SCHEDULE OF NON CASH ACTIVITIES:
    Capital lease obligations incurred on lease of equipment               $ 1,257,313        $     --              $      109,463
    Treasury stock issued for acquisition                                      823,765              --                    --
    Conversion of convertible note into common stock                         --                     --                   8,250,000
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies:

a.   Principles of Consolidation and Line of Business:

The accompanying consolidated financial statements include the accounts of Market Facts, Inc. and its subsidiaries (Company). All significant intercompany transactions have been eliminated.

The Company operates in a single business segment that designs, executes and interprets market research conducted on behalf of its clients, which include a majority of the largest 100 multinational consumer products and service companies, as well as many government agencies. In 1998, no single client accounted for over 10% of revenue. One client, Procter & Gamble, accounted for 11% and 10% of total 1997 and 1996 revenue, respectively. Revenue from clients located in foreign countries, primarily Canada, amounted to $7,000,236, $5,686,580 and $6,425,279 in 1998, 1997 and 1996, respectively.

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

d.   Property and Equipment:

Maintenance and repairs are expensed and renewals and betterments are capitalized. Upon retirement or disposition of property and equipment, the applicable cost and accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in income.

Depreciation is provided on the straight-line method at rates considered adequate to depreciate the costs of property and equipment over their estimated useful lives. The useful life of the building is 31 1/2 years, while all other owned assets have estimated useful lives of three to ten years.

Equipment under capital leases is recorded at the lower of the fair market value of the leased property or the present value of the minimum lease payments. Amortization of the leased equipment is computed using the straight-line method over the lease term.

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

f.   Earnings Per Share:

Effective December 15, 1997, the Company adopted State-ment of Financial Accounting Standards No. 128, "Earnings Per Share." Basic earnings per share were computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share were determined giving effect to all dilutive potential common shares that were outstanding during the year.

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

i.   Financial Instruments:

The carrying amounts of the Company's financial instruments approximate their fair values with the exception of long-term debt which has a fair value of approximately $8,689,895 and $8,771,351 at December 31, 1998 and 1997,
respectively.

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

k.   Comprehensive Income:

Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which established Standards to report and display comprehensive income and its compo-nents in a full set of general purpose financial standards.

2.   Bank Borrowings:

The Company has established a revolving and term credit facility ("Credit Facility") with a bank in the amount of $10,000,000. The Credit Facility bears interest at either the lender's prime lending rate or a reserve adjusted LIBOR rate, plus between .75% and 1.5% per annum, and expires on June 30, 1999. The Company maintains other established bank lines of credit totaling $3,650,000 which are renewed annually and bear interest at various lending rates. No borrowings were outstanding under the above arrangements at December 31, 1998 and 1997.

3.   Accrued Expenses:

Accrued expenses consist of the following at December 31:


                                     1998              1997
                                 -----------        -----------
Compensation                     $ 5,572,668        $ 4,292,279
Acquisition related payables       2,145,725            110,000
OTHER                              6,356,098          5,650,360
---------------------------------------------------------------
Total                            $14,074,491        $10,052,639
---------------------------------------------------------------
---------------------------------------------------------------


4.   Long-Term Debt:

Long-term debt relates to the mortgage loan on the office building used by the Company as its corporate and operations headquarters. The loan bears interest at a fixed rate of 9.7% per annum. Principal payments due under the terms of the mortgage with the final principal amount due May 1, 2000 are as follows:

         In 1999..$        150,396
         In 2000..$        10,008,714

5. Stockholders' Equity:

On August 31, 1998, the Company issued 42,793 shares of its common stock, previously held in treasury, as partial consideration for its acquisition of Product Intelligence, Inc. The shares were valued at $823,765 based on a price of $19.25 per share.

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

Other transactions involving common stock consist of demand notes receivable due from officers and employees and unearned restricted stock. Monies received by officers and employees under the demand notes receivable were used to purchase Company common stock. These demand notes receivable, which bear interest at rates from 7.75% to 8.25%, are classified as a reduction of stockholders' equity and amounted to $461,702, $493,606 and $583,996 as of December 31, 1998, 1997
and 1996, respectively. Some of the notes, which are due in ten equal annual installments through 2004, provide for the forgiveness of every other principal payment, contingent upon the borrower's employ- ment with the Company on the date such payment is due. The Company recognized $7,932 of compensation expense relating to the forgiveness of debt in 1998, 1997 and 1996. All other notes are due in varying installments through 2001.

Unearned restricted stock amounted to $142,500, $190,000 and $237,500 as of December 31, 1998, 1997 and 1996, respectively, and relates to a 1992 restricted stock grant of 400,000 shares of common stock to a Company executive which vests at a rate of 10% per year, subject to his continued employment with the Company. The aggregate fair market value of the shares at date of grant is unearned compensation and the amount is amortized to compensation expense over the periods the restrictions lapse. Amortization of this compensation expense amounted to $47,500 in 1998, 1997 and 1996.

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

6.   Employee Stock Option Plans:

Under terms of the 1982 Incentive Stock Option Plan (1982 Plan) which expired as of May 1, 1992, options to purchase shares of the Company's common stock had been granted at a price equal to the market price at the date of grant. Options from the 1982 Plan were exercisable on or after the first anniversary of the date of the grant and expired four years after the date of the grant.

Under terms of the 1996 Stock Plan (1996 Plan), the Company may issue to select officers, directors and key employees any or all of the following: incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, non-qualified stock options, stock appreciation rights and restricted stock. The Company has reserved 1,800,000 shares of common stock for issuance under the 1996 Plan. Except as otherwise provided, awards are granted at a price equal to the market price at the date of the grant, expire ten years after the date of the grant and vest 20% per year over a five year period.

Stock option activity during the years ended December 31, 1998, 1997 and 1996 was as follows:

                        1998                1997            1996
                        ----                ----            ----


                         Weighted              Weighted         Weighted
                          Average               Average          Average
                         Exercise              Exercise         Exercise
                   Shares  Price   Shares        Price   Shares   Price
                   ------  -----   -------------------   ------   -----

Outstanding at
   beginning
   of year         771,500 $ 5.82  664,000     $  4.40   328,000   $1.27
Granted            158,750  19.26  132,500       12.68   664,000    4.40
Exercised         (64,000)   4.76  (9,000)        4.40  (308,000)   1.25
Canceled           (1,500)  17.00 (16,000)        4.41   (20,000)   1.53
                   -------        --------               -------
                   -------        --------               -------

Outstanding at
   end of year     864,750 $ 8.35  771,500     $  5.82   664,000   $4.40
                   -------        --------               -------
                   -------        --------               -------


Options
   exercisable
   at year-end     212,700         120,600                  --
                   -------        --------               -------
                   -------        --------               -------
Weighted average
   fair value of
   options granted
   during the year   $8.47           $4.98                 $1.72
                   -------        --------               -------
                   -------        --------               -------

The following table summarizes information about stock options outstanding at December 31, 1998:

                  Options Outstanding         Options Exercisable
            -------------------------------------------------------
              Number     Weighted-Average      Number   Weighted-
                       ----------------------
 Range of   Outstanding Remaining            Exercisable Average
 Exercise       at     Contractual Exercise      at     Exercise
  Prices     12/31/98     Life      Price     12/31/98    Price
-------------------------------------------------------------------

$ 4.40- 4.42  577,800    7.8 years $  4.40    189,000     $ 4.40
$10.69-12.88  129,200    8.4         12.65     23,600      12.64
$15.94-19.58  111,750    9.1         17.59        100      19.58
$21.48-25.13   46,000    9.6         23.39       --         --
               ------                            --
              864,750    8.1       $  8.35    212,700     $ 5.32
              -------                         -------
              -------                         -------


The Company applies APB Opinion No. 25 and related Interpretations in accounting for the 1996 Plan. Accordingly, no compensation expense has been recognized. Had compensation cost for the Company's stock-based compensation plan been determined consistent with FASB Statement No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                      1998            1997            1996
                  --------------  --------------  --------------
Net Income
     As Reported  $9,009,949      $5,822,098      $4,277,656
     Pro Forma    $8,480,568      $5,437,548      $4,244,528
Basic Earnings
   Per Share
     As Reported       $1.02           $ .80           $ .57
     Pro Forma         $ .96           $ .75           $ .57
Diluted Earnings
   Per Share
     As Reported       $ .98           $ .77           $ .55
     Pro Forma         $ .92           $ .72           $ .55

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: expected volatility of 50%, 40% and 40%, risk-free interest rates of 5.4%, 6.4% and 6.3% and expected lives of four years for all periods. The Company does not expect to pay dividends in the future.

7.   Earnings Per Share:

Reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 1998, 1997 and 1996 are as follows:


                                            1998
                             -----------------------------------
                                                     Per Share
                               Income      Shares      Amount
                             ----------- ----------- -----------
Basic Earnings Per Share
  Net Income                 $9,009,949   8,870,064    $1.02
                                                     -----------
                                                     -----------
Effect of Dilutive
Securities
  Stock Options                  --          334,666
                             ----------- -----------
                             ----------- -----------
Diluted Earnings Per Share
  Income available to
    common stockholders
    plus assumed
conversions                  $9,009,949   9,204,730    $0.98

                             ----------- ----------- -----------
                             ----------- ----------- -----------


                                            1997
                             -----------------------------------
                                                     Per Share
                               Income      Shares      Amount
                             ----------- ----------- -----------
Basic Earnings Per Share
  Net Income                 $5,822,098   7,294,537     $.80
                                                     -----------
                                                     -----------
Effect of Dilutive
Securities
  Stock Options                  --          265,961
                             ----------- -----------
Diluted Earnings Per Share
  Income available to
    common stockholders
    plus assumed
conversions                  $5,822,098   7,560,498     $.77

                             ----------- ----------- -----------
                             ----------- ----------- -----------


                                            1996
                             -----------------------------------
                                                     Per Share
                               Income      Shares      Amount
                             ----------- ----------- -----------
Basic Earnings Per Share
  Net Income                 $4,277,656   7,447,700     $.57
                             ----------- ----------- -----------
                             ----------- ----------- -----------
Effect of Dilutive
Securities
  Stock Options                  --           63,122
  7% Convertible
    subordinated note        ----------  ----------
                                 40,029     286,037
Diluted Earnings Per Share
  Income available to
    common stockholders
    plus assumed
conversions                  $4,317,685   7,796,859     $.55
                             ----------- ----------- -----------
                             ----------- ----------- -----------


8.   Employee Benefit Plans:

The Company maintains separate defined-contribution profit sharing plans for its U.S. and Canadian operations which cover substantially all employees. Contributions to the plans, subject to certain limitations, are at the discretion of the Company and were $1,363,427, $1,163,259 and $951,192 in 1998, 1997 and 1996, respectively.

The Company also maintains an Employee Stock Ownership Plan (ESOP), which covers substantially all U.S. employees. Under the ESOP, the Company may make contributions at its discretion, within defined limits, in the form of cash or common stock of the Company. Cash contributions must be used to purchase shares of common stock of the Company. The Company made cash contributions of $275,000, $200,000 and $100,000 in 1998, 1997 and 1996, respectively.

9.   Commitments and Contingent Liabilities:

The Company leases office facilities, along with some of its computer and office equipment, under operating lease agreements. Total rental expense was approximately $2,787,000, $1,631,000 and $1,496,000 in 1998, 1997 and 1996,
respectively. Some of the Company's leases provide for escalations based on increases in the lessors' taxes, maintenance and other operating expenses.

Computer and office equipment include $1,993,731 and $1,141,403 in 1998 and 1997, respectively, of computer and other equipment acquired under capital leases. Accumulated depreciation and amortization include $510,154 and $757,555 in 1998 and 1997, respectively, of accumulated amortization on capital leases. The leases provide for the payment of certain insurance and maintenance expenses and contain renewal options. The leases also provide for upgrading the equipment under lease and the purchase of equipment. The amortization expense for these capital leases was $222,403, $199,397 and $236,019 in 1998, 1997 and 1996,
respectively.


The minimum future rentals under capital and operating leases with an initial term of one year or more as of December 31, 1998 are as follows:

                                         Operating Leases
                                      -------------------------

                          Capital       Office       Equipment
Year                      Leases      Facilities    & Vehicles
----------------------------------    ------------- -----------
1999                     $417,492     $2,212,794    $  524,983
2000                      417,492      1,928,360       406,842
2001                      417,492      1,651,999       133,484
2002                      376,088      1,395,259        61,734
2003                      257,697      1,050,430        32,052
2004 AND THEREAFTER        79,671      1,419,662        --
---------------------------------------------------------------
Total minimum
   lease payments        $1,965,932   $9,658,504    $ 1,159,095
                                      -------------------------
                                      -------------------------

Less amounts
   representing
   interest               481,623
                       ------------

Present value
   of minimum
   lease payments       1,484,309

Current portion           295,893
                       ------------

Long-term portion        $1,188,416
----------------------------------
----------------------------------

10.  Provision for Income Taxes:

The provision for income taxes consists of the following:


                          1998          1997           1996
                      -----------    -----------   -----------
Currently payable:
   Federal            $ 4,142,000    $ 3,073,000   $ 2,676,000
   State and local        968,000        680,000       649,000
   Foreign                228,000         41,000       157,000

Deferred:
   Federal                272,000         80,000      (181,000)
   State and local        101,000      (138,000)      (173,000)
   FOREIGN                 17,000       (23,000)       (21,000)
---------------------------------------------------------------
Total                 $ 5,728,000    $ 3,713,000   $ 3,107,000
---------------------------------------------------------------
---------------------------------------------------------------

The following is a reconciliation between the statutory Federal income tax rate and the Company's effective income tax rate:


                                        1998       1997       1996


Statutory Federal income tax rate      34.0%       34.0%     34.0%

State and local income taxes, net
   of Federal income tax benefits       4.7         3.8       4.3

Tax-exempt interest income             (1.6)        (.7)        --

Foreign income taxes                     .5          .1        .6

Amortization of intangibles              .6         1.0        .2

OTHER                                    .7          .7       3.0
Effective income tax rate              38.9%       38.9%     42.1%
------------------------------------------------------------------
------------------------------------------------------------------

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1998 and 1997 are presented below:


Significant deferred
   tax assets (liabilities):          1998              1997
                                      -----------------------------
   Net operating loss carryforwards   $1,266,491        $ 1,324,731
   Vacation accrual                      230,267            198,708
   Rent abatement                         74,649             87,474
   Doubtful accounts                       9,851            405,385
   Other                                 168,356            329,844
   Depreciation                         (147,222)         (146,055)
   INTANGIBLES                          (137,012)            --


       Net deferred tax asset         $1,465,380        $ 2,200,087
-------------------------------------------------------------------
-------------------------------------------------------------------


The Company has net operating loss carryforwards at December 31, 1998 of approximately $4,933,000 which are available to offset certain future Federal and state income through 2012. Utilization of approximately $2,523,000 of the net operating loss carryforwards is limited to approximately $408,000 per year due to the change in ownership resulting from the acquisitions of BAIGlobal, Inc. and Strategy Research Corporation. At December 31, 1998, all deferred tax assets are considered realizable in view of past, current and the expectation of future taxable income.

Federal income taxes and foreign withholding taxes have not been provided on the Company's share of the undistributed earnings of Market Facts of Canada, Ltd. ($1,680,617 at December 31, 1998) since these earnings are considered to be permanently reinvested. The net Federal income taxes and foreign withholding taxes which would be payable if these earnings were distributed would be insignificant to the financial position and results of operations of the Company.

11.  Acquisitions:

On January 1, 1998, the Company acquired the remaining 90% of the outstanding stock of Strategy Research Corporation ("Strategy Research"). Prior to 1998, the Company held a 10% interest in Strategy Research, a full service market research company specializing in the Latin American and U.S. Hispanic markets. The purchase price was an amount equal to (i) $1,192,000 in cash paid at closing,
(ii) the assumption of $150,000 of bank debt, and (iii) up to $1,950,000 of possible contingent payments based on Strategy Research exceeding certain earnings targets for 1998 and 1999. As of December 31, 1998, contingent payments of $750,000 have been recorded as accrued expenses based on 1998 earnings. The excess of the purchase price over the fair values of the assets acquired and liabilities assumed of $2,166,012 has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

On March 31, 1998, TRA Acquisition Corp. ("TRA"), a wholly-owned subsidiary of the Company, acquired certain assets and assumed certain liabilities of Tandem Research Associates, Inc. ("Tandem Research"), a 16 year-old firm providing specialized custom and multi-client research products and services to leading pharmaceutical companies and emerging biotech firms. The purchase price was an amount equal to (i) $14,424,000 in cash paid at closing, (ii) the assumption of approximately $590,000 of customer deposit liabilities, (iii) up to $9,000,000 of possible contingent payments based on TRA exceeding certain earnings targets through March 2001, and (iv) additional contingent payments based on fifty percent of TRA's aggregate earnings before interest and income taxes ("EBIT") during the three-year period after the closing in excess of $9,931,000. At the election of Tandem Research, up to twenty-five percent of the contingent payments may be payable in shares of the Company's common stock.

The excess of the purchase price over the fair values of the assets acquired and liabilities assumed of $15,397,167 has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

On August 31, 1998, PI Acquisition Corp. ("PI"), a wholly-owned subsidiary of the Company, acquired substantially all of the assets and assumed certain liabilities of Product Intelligence, Inc. ("Product Intelligence"). Product Intelligence operates a national network of multimedia computerized consumer interviewing stations in 35 separate markets that provides clients with rapid turnaround of market research requiring consumer exposure to marketing elements. The purchase price was an amount equal to (i) $3,675,000 in net cash at closing,
(ii) 42,793 shares of Market Facts' common stock, (iii) the assumption of approximately $438,534 of operating liabilities, (iv) up to $6,640,000 of possible contingent payments based on PI exceeding certain earnings targets through December 2003, and (v) additional contingent payments based on fifty percent of PI's aggregate EBIT through December 31, 2003 in excess of $8,600,000. As of December 31, 1998, contingent payments of $1,395,725 have been recorded as accrued expenses based on 1998 earnings.

The excess of the purchase price over the fair values of the assets acquired and liabilities assumed of $5,763,890 has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

On July 31, 1997, the Company completed the acquisition of all the outstanding stock of BAIGlobal, Inc., an international market research and information company. The purchase price was an amount equal to (i)

$3,700,000 in cash, (ii) the assumption of $2,250,000 in debt payable to two of BAIGlobal's selling shareholders, and (iii) up to $5,000,000 of possible contingent payments in the form of cash and stock based on BAIGlobal exceeding certain earnings targets through December 1999.

The excess of the purchase price over the fair values of the assets acquired and liabilities assumed of $4,336,360 has been recorded as goodwill and is being amortized on a straight-line basis over 25 years.

All of the acquisitions described above were accounted for under the purchase method of accounting and their operating results have been included in the consolidated statements of earnings and cash flows since their respective dates of acquisition. The remaining contingent payments for each of the above acquisitions is considered additional purchase price and will be recorded as goodwill at the time the Company has determined beyond a reasonable doubt that such contingent consideration will be paid.

The following unaudited pro forma financial information is provided for 1998 and 1997 as though the Company had acquired Tandem Research and BAIGlobal at the beginning of the year being reported on:

                                           Unaudited
                                ---------------------------
                                ---------------------------
                                    1998              1997
                                ------------      ---------
                                ------------      ---------

Revenue                    $   137,872,870      $  112,359,393
Net Income                 $     9,361,719      $    7,468,353
Basic Earnings Per Share   $          1.06      $         1.02
Diluted Earnings Per Share $          1.02      $          .99

The pro forma financial results do not necessarily reflect actual results which may have occurred if the acquisitions had taken place at the beginning of the year being reported on, nor are they necessarily indicative of the results of future combined operations. The pro forma effects of Strategy Research and Product Intelligence are not material, and therefore, are not included.

12.  Quarterly Results of Operations (Unaudited):

The following is a summary of the unaudited quarterly results of operations for 1998 and 1997 (in thousands, except for earnings per share):

1998                First      Second       Third      Fourth
--------------------------------------------------------------
Revenue           $ 29,245     $34,166     $34,859     $38,263
Gross margin      $ 12,649     $15,095     $14,498     $17,217
Net income        $  1,391     $ 2,021     $ 2,178     $ 3,420
Basic earnings
   per share      $    .16     $   .23     $   .25     $   .38
Diluted earnings
   per share      $    .15     $   .22     $   .24     $   .37
--------------------------------------------------------------
--------------------------------------------------------------


1997                First      Second       Third      Fourth
--------------------------------------------------------------
Revenue           $ 21,581     $25,253     $24,859     $28,371
Gross margin      $  9,731     $11,168     $10,555     $12,218
Net income        $    835     $ 1,081     $ 1,280     $ 2,626
Basic earnings
   per share      $    .12     $   .16     $   .18     $   .31
Diluted earnings
   per share      $    .12     $   .15     $   .18     $   .30
--------------------------------------------------------------
--------------------------------------------------------------

The increase in the Company's operating results in the fourth quarter of 1998 was due largely to the impact of acquisitions made in 1998. The increase in the fourth quarter of 1997 was due primarily to the acquisition of BAIGlobal, Inc.